ANGLO AMERICAN

05008234

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Linda Norris
Company Secretarial Assistant

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8753
e-mail lnorris@angloamerican.co.uk

10 May, 2005

SUPPL

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Restatement of Results to IFRS
- Directors' Interests (SIP) dated 10 May 2005.

Yours faithfully
For and on behalf of Anglo American plc

Linda Norris
Company Secretarial Assistant
Enc - 5 copies

AVS: 374553
RNS: 0920M.

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 16,567 ordinary shares were transferred today at a price of £12.21. The undermentioned executive directors of the Company, together with some 2,400 employees, are potential beneficiaries and are therefore, deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 09 May 2005, was as follows:

A J Trahar	20	ordinary shares
A W Lea	20	ordinary shares
S R Thompson	20	ordinary shares

N Jordan
Company Secretary
10 May 2005

ANGLO AMERICAN

News Release

9th May 2005

International Financial Reporting Standards (IFRS) restatements for 2004 and update on adoption of IFRS

For 2004 and previous years, Anglo American has prepared its Group financial statements under UK Generally Accepted Accounting Principles (UK GAAP). In accordance with EU regulations, the Group is required to adopt International Financial Reporting Standards (IFRS) from 1 January 2005 and prepare its Group financial statements on an IFRS basis. Anglo American will report under IFRS for the first time in its interim results for the six months to 30 June 2005 and the Group's first annual report under IFRS will be for the 2005 financial year. The IFRS results for the six months to 30 June 2005 and the year to 31 December 2005 will include comparative IFRS information for the relevant corresponding period in 2004.

This news release includes the Group's 2004 results, for both the half year and the full year, restated under IFRS and explains how Anglo American's results are affected by the change to IFRS.

The headline impacts are:

IFRS RESTATEMENT FOR THE YEAR TO 31 DECEMBER 2004	**Year ended 31.12.04 UK GAAP**	**IFRS adjustments[1]**	**Year ended 31.12.04 IFRS**
US$ million, except per share amounts			
Group turnover including share of joint ventures[2]	**26,125**	143	**26,268**
Total profit from operations and associates before exceptional items[3]	**4,193**	105	**4,298**
Profit for the year attributable to equity shareholders	**2,913**	588	**3,501**
Headline earnings for the year[4]	**2,689**	(117)	**2,572**
Net operating assets[5]	**37,601**	2,540	**40,141**
EBITDA[6]	**7,110**	(79)	**7,031**
Cash flow from operating activities	**4,773**	518	**5,291**
Basic earnings per share (US$):			
Profit for the year attributable to equity shareholders	**2.03**	0.41	**2.44**
Headline earnings for the year	**1.88**	(0.09)	**1.79**

[1] IFRS adjustments exclude the impact of IAS 32 *Financial Instruments: Disclosure and Presentation* and IAS 39 *Financial Instruments: Recognition and Measurement*. IAS 32 and IAS 39 are adopted prospectively from 1 January 2005, however pro forma 2004 information adjusted for these two standards is provided in Appendix I of this news release.

[2] In the news release announcing the results for 2004 under UK GAAP, turnover of $31,795 million included the Group's share of joint ventures and associates. The 2004 UK GAAP amount of $26,125 million shown above includes the Group's share of joint ventures' turnover of $1,195 million but excludes associates' turnover of $5,670 million.

[3] The UK GAAP result of $4,193 million shown here includes associates' share of tax, finance charges and minority interest to ensure comparability. See note 3 in section 4.1.7 for further detail.

[4] See note 5 in section 4.1.7 for basis of calculation of headline earnings.

[5] See note 1 in section 4.1.7 for definition of net operating assets.

[6] EBITDA is operating profit before exceptional items plus depreciation and amortisation of subsidiaries and joint ventures and share of EBITDA of associates.

IFRS RESTATEMENT FOR THE SIX MONTHS ENDED 30 JUNE 2004	6 months ended 30.06.04 UK GAAP	IFRS adjustments[1]	6 months ended 30.06.04 IFRS
US$ million, except per share amounts			
Group turnover including share of joint ventures[2]	**12,282**	64	**12,346**
Total profit from operations and associates before exceptional items[3]	**2,017**	69	**2,086**
Profit for the period attributable to equity shareholders	**1,709**	517	**2,226**
Headline earnings for the period[4]	**1,304**	(56)	**1,248**
Net operating assets[5]	**34,486**	2,433	**36,919**
EBITDA[6]	**3,433**	(33)	**3,400**
Cash inflow from operating activities	**2,075**	167	**2,242**
Basic earnings per share (US$):			
Profit for the period attributable to equity shareholders	**1.20**	0.36	**1.56**
Headline earnings for the financial period	**0.91**	(0.04)	**0.87**

[1] IFRS adjustments exclude the impact of IAS 32 and IAS 39. IAS 32 and IAS 39 are adopted prospectively from 1 January 2005, however pro forma 2004 information adjusted for these two standards is provided in Appendix I of this news release.
[2] In the interim news release announcing the 2004 half year results under UK GAAP, turnover of $15,235 million included the Group's share of joint ventures and associates. The 2004 UK GAAP amount of $12,282 million shown above includes the Group's share of joint ventures' turnover of $496 million but excludes associates' turnover of $2,953 million.
[3] The UK GAAP result of $2,017 million shown here includes associates' share of tax, finance charges and minority interest to ensure comparability. See note 3 in section 4.2.7 for further detail.
[4] See note 5 in section 4.2.7 for basis of calculation of headline earnings.
[5] See note 1 in section 4.2.7 for definition of net operating assets.
[6] EBITDA is operating profit before exceptional items plus depreciation and amortisation of subsidiaries and joint ventures and share of EBITDA of associates.

Tony Lea, Finance Director, commented:

"Transparency and consistency of financial reporting were prime objectives for the Group's transition project. IFRS has not changed how we as a Group do business, and the presentation and accounting changes made will not detract from our underlying business performance".

The principal changes to the Group's reported financial information from the adoption of IFRS are:

Changes in presentation of financial information:

- proportional consolidation of joint venture entities
- presentation of minority interests within equity
- reporting of some unrealised gains through the income statement; and
- net income from associates, after tax, interest and underlying minority interest, is now reported on one line in the income statement.

Changes in accounting policies:

- treatment of the US dollar preference shares held in De Beers
- provision of deferred tax on additional items
- replacement of goodwill amortisation with an annual impairment test
- recognition of proposed dividends in the period they are declared
- recognition of all assets and liabilities for employee benefit schemes operated under defined benefit arrangements
- recording biological assets, primarily forests within our Paper and Packaging business, at fair value
- recording the fair value of share options granted in employee remuneration schemes over the vesting period; and
- inclusion of cumulative currency translation adjustments in the calculation of profits on disposal of foreign operations.

For further information:

Anglo American – London

Investor Relations	Media Relations
Charles Gordon	Kate Aindow
Tel: +44 207 968 8933	Tel: +44 207 968 8619

Anglo American - Johannesburg

Investor Relations	Media Relations
Anne Dunn	Daniel Ngwepe
Tel: +27 11 638 4730	Tel: +27 11 638 2267

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in platinum group metals, gold and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk)

Note: Throughout this news release '$' denotes United States dollars.

Webcast:

A webcast of the IFRS presentation starting at 10am GMT on 9th May 2005 can be accessed through the Anglo American website at **www.angloamerican.co.uk**.

Pictures:

High resolution images can be downloaded by the media at www.vismedia.com

CONTENTS

		Page
1.	Introduction	6
2.	Impact of IFRS on Group results	8
3.	Basis of preparation	15
4.	Group Financial Information restated for IFRS	
4.1	Consolidated financial information for year ended 31 December 2004:	
	4.1.1 Consolidated income statement	17
	4.1.2 Consolidated balance sheet	18
	4.1.3 Consolidated cash flow statement	19
	4.1.4 Reconciliation of equity	20
	4.1.5 Statement of changes in equity	21
	4.1.6 Statement of recognised income and expense	21
	4.1.7 Notes to financial information	22
4.2	Consolidated financial information for six months ended 30 June 2004:	
	4.2.1 Consolidated income statement	29
	4.2.2 Consolidated balance sheet	30
	4.2.3 Consolidated cash flow statement	31
	4.2.4 Reconciliation of equity	32
	4.2.5 Statement of changes in equity	33
	4.2.6 Statement of recognised income and expense	33
	4.2.7 Notes to financial information	33
4.3	Consolidated financial information as at 1 January 2004	
	4.3.1 Consolidated balance sheet (Opening Balance Sheet)	39
	4.3.2 Reconciliation of equity	40
5.	Accounting policies	41
6.	Audit report from Deloitte & Touche LLP on the preliminary and pro forma IFRS financial information for the year ended 31 December 2004	48
7.	Review report from Deloitte & Touche LLP on the preliminary and pro forma IFRS financial information for the six months ended 30 June 2004	50
8.	Audit report from Deloitte & Touche LLP on the preliminary IFRS financial information as at 1 January 2004	52

Page

Appendices

I Pro forma IAS 32 and IAS 39 financial information 55

- Accounting policies
- Consolidated income statement for year ended 31 December 2004
- Consolidated balance sheet as at 31 December 2004
- Consolidated income statement for 6 months ended 30 June 2004
- Consolidated balance sheet as at 30 June 2004
- Reconciliation from IFRS excluding IAS 32 and 39 to pro forma IFRS with detailed adjustments for year ended 31 December 2004 and six months ended 30 June 2004.

II Reconciliation from UK GAAP to IFRS with detailed adjustments for year ended 31 December 2004, six months ended 30 June 2004 and as at 1 January 2004, where appropriate 63

- Consolidated income statement
- Consolidated net assets
- Operating profit by business
- EBITDA by business
- Headline earnings by business.

1. INTRODUCTION

The Council of the European Union announced in June 2002 that listed companies in Europe would be required to adopt International Financial Reporting Standards (IFRS) for accounting periods beginning on or after 1 January 2005. In line with this requirement, the Group has adopted IFRS as its accounting basis from the beginning of 2005. The adoption of IFRS will be first reflected in the Group's financial statements for the half year to 30 June 2005 and year to 31 December 2005.

This news release sets out how the adoption of IFRS affects the 2004 results and financial position of the Group previously reported under UK GAAP. The document includes:

- A summary of the most significant adjustments arising from the adoption of IFRS
- Detail on the basis of preparation of the financial statements under IFRS
- IFRS consolidated financial information (income statement, balance sheet, cash flow statement, Statement of Changes in Equity and Statement of Recognised Income and Expense) including supplementary notes but excluding the impact of IAS 32 and 39 for the year ended 31 December 2004
- IFRS financial information including supplementary notes but excluding the impact of IAS 32 and 39 for the 6 months ended 30 June 2004
- IFRS consolidated balance sheet and reconciliation of equity at 1 January 2004, the opening balance sheet, excluding the impact of IAS 32 and 39
- Reconciliations between UK GAAP and IFRS financial information showing adjustments in detail; and
- An appendix pro forma IFRS 2004 consolidated income statement and balance sheet, for both half year and full year 2004, showing the impact of IAS 32 and 39 had it been adopted at 1 January 2004, rather than at 1 January 2005.

The IFRS consolidated balance sheet as at 1 January 2004 and the IFRS financial information, pro forma information and supplementary notes for the year ended 31 December 2004 have been audited by Deloitte & Touche LLP. The IFRS financial information, pro forma information and supplementary notes for the 6 months ended 30 June 2004 have been reviewed by Deloitte & Touche LLP.

The International Accounting Standards adopted by the Group are subject to ongoing review and endorsement by the EU and possible amendment by interpretative guidance from the International Financial Reporting Interpretations Committee (IFRIC) and the accounting profession. The IFRS information presented in this document has been prepared on the basis of current interpretations of standards and assumes that the proposed amendment to IAS 19 will be adopted by the European Union prior to 31 December 2005.

Items of income and expense that are material and require separate disclosure, in accordance with IAS 1.87, are classified as "exceptional items" on the face of the income statement. Exceptional items that relate to the underlying performance of the business are classified as "operating exceptional items" and include impairment charges and reversals. Exceptional items not relating to underlying business performance are classified as "non-operating exceptional items" and are presented below "Total profit from operations and associates" on the income statement. Non-operating exceptional items include profits and losses on disposals of investments, fixed assets and businesses, and costs of, or reversals of, provisions for fundamental reorganisations or restructuring. An analysis of exceptional items is provided in the notes to the financial information.

The Group anticipates that it will continue to publish certain additional performance measures under IFRS:

- "Headline earnings" and "headline earnings per share", calculated in accordance with the definition in the Institute of Investment Management and Research ("IIMR") statement of Investment Practice No 1, "The Definition of IIMR Headline earnings", which the directors consider to be a useful additional measure of the Group's performance and which allows an understanding of the underlying performance of the business. Headline earnings represents profit for the year excluding any exceptional items and excluding any related tax or minority interests. Exceptional items are defined above as items of income and expense that are material and require separate disclosure in accordance with IAS 1.87. These typically comprise impairment charges and reversals and profits and losses on disposals of investments and businesses.

Headline earnings and headline earnings per share restated for IFRS are shown in notes 5 and 6 to the financial information in sections 4.1.7 and 4.2.7.

- 'EBITDA', which is defined as operating profit before exceptional items plus depreciation of subsidiaries of joint ventures and share of EBITDA of associates.

  EBITDA restated for IFRS is shown in note 8 to the financial information in sections 4.1.7 and 4.2.7.

2. IMPACT OF IFRS ON GROUP RESULTS

The more significant areas of our Group financial information that have been impacted by the move to IFRS include:

Presentation:

- IAS 1 - presentation of minority interests within equity
- IAS 1 - reporting of some unrealised gains (such as gains on deemed disposals) through the income statement
- IAS 7 - presentation of "cash equivalents" as cash, net of overdrafts, for purposes of the cash flow statement
- IAS 28 - net income after tax and interest from associates reported on one line in the income statement, previously gross disclosure of turnover and operating profit with tax and interest recorded in the relevant headings was permitted under UK GAAP
- IAS 31 - proportional consolidation of joint venture entities

Accounting:

- IAS 10 - recognition of dividends in the period declared and not in the period to which they relate
- IAS 12 - provision of deferred taxation on temporary differences arising on fair value adjustments at acquisition and subsequent changes reflected in the income statement
- IAS 19 (revised) - recognition of all assets and liabilities for employee benefit schemes, particularly post retirement benefits
- IAS 21 - recycling of cumulative currency translation adjustments from non US dollar operations on their disposal
- IAS 21 - translation of non US dollar goodwill arising on acquisitions after 1 January 2004 to the closing exchange rate
- IAS 28 and 21 - US dollar preference shares held in De Beers are no longer considered part of the net investment in the associate
- IAS 36 - replacement of goodwill amortisation with an annual impairment test
- IAS 41 - recording biological assets at fair value throughout the period of growth, previously held at the lower of historical cost and net realisable value
- IFRS 2 - fair valuing share options granted in employee share based remuneration schemes.

Although the majority of accounting standards to be applied in the Group's first full IFRS financial statements have been finalised, the principles may still be subject to possible amendment as a result of additional interpretative guidance from IFRIC and the accounting profession.

The impact on the Group's earnings, net of tax and minority interest, for the year to 31 December 2004 from the IFRS restatement exercise (pre IAS 32 and IAS 39) is:

US$ million	Total profit pre dividends	Retained profit	Headline earnings
UK GAAP	**2,913**	**1,906**	**2,689**
Reclassification of unrealised gains	427	427	-
Proposed dividend adjustment	-	180	-
Deferred tax on fair value adjustments	41	41	41
Defined benefit pension schemes	-	-	-
Recycling of currency translation adjustments	30	30	-
Treatment of De Beers' preference shares	(69)	(69)	(112)
Reversal of goodwill amortisation	205	205	-
Fair value of biological assets	(21)	(21)	(20)
Share based payments	(21)	(21)	(21)
Net impact of other IFRS adjustments	(4)	(4)	(5)
Restated IFRS results	**3,501**	**2,674**	**2,572**
Net impact from IFRS restatement	**588**	**768**	**(117)**

The impact on the Group's earnings, net of tax and minority interest, for the period to 30 June 2004 from the IFRS restatement exercise (pre IAS 32 and IAS 39) is:

US$ million	Total profit pre dividends	Retained profit	Headline earnings
UK GAAP	**1,709**	**1,436**	**1,304**
Reclassification of unrealised gains	424	424	-
Proposed dividend adjustment	-	(281)	-
Deferred tax on fair value adjustments	2	2	2
Defined benefit pension schemes	8	8	8
Treatment of De Beers' preference shares	(5)	(5)	(49)
Reversal of goodwill amortisation	104	104	-
Fair value of biological assets	(4)	(4)	(3)
Share based payments	(14)	(14)	(14)
Net impact of other IFRS adjustments	2	2	-
Restated IFRS results	**2,226**	**1,672**	**1,248**
Net impact from IFRS restatement	**517**	**236**	**(56)**

The impact on the Group's net assets, gross of minority interest and currency translation effects, as at 1 January 2004 (transition date), 30 June 2004 and 31 December 2004 from the IFRS restatement exercise (pre IAS 32 and IAS 39) is:

US$ million	Net assets 1 Jan 04	Net assets 30 Jun 04	Net assets 31 Dec 04
UK GAAP	**19,772**[(1)]	**22,531**	**24,998**
Reclassification of UK GAAP minority interests within equity	3,396	4,160	4,620
Proposed dividend adjustment	622	349	815
Recognition of deferred tax on fair value adjustments	(1,485)	(1,552)	(1,655)
Defined benefit pension obligations	(576)	(585)	(628)
Translation of goodwill arising post 1 January 2004	-	-	21
Treatment of De Beers' preference shares	(130)	(143)	(218)
Net impairment of goodwill	(214)	(214)	(214)
Reversal of goodwill amortisation	-	112	221
Fair value of biological assets	26	24	14
Share based payments	6	14	1
Net impact of other IFRS adjustments	6	(1)	(18)
Restated IFRS results	**21,423**	**24,695**	**27,957**
Net impact from IFRS restatement (including minority interest reclassification)	**1,651**	**2,164**	**2,959**
Net impact from IFRS restatement (excluding minority interest reclassification)	**(1,745)**	**(1,996)**	**(1,661)**

(1) As restated for the 2004 UK GAAP reclassification of treasury shares into equity.

A summary of the more significant accounting policy changes that have arisen, based on current interpretations of the standards within each of these areas, is provided below. Our assessment may be subject to revision as a result of new accounting developments and interpretations that may arise prior to publication of the Group's first full financial statements for the year ending 31 December 2005.

The more significant areas of presentation change are:

IAS 1 - Presentation of minority interest in equity

Minority interests have been reclassified from "long-term liabilities" to "equity" in accordance with IAS 1. Although this has increased reported net assets by $4.6 billion at 31 December 2004, $4.2 billion at 30 June 2004 and $3.4 billion at 1 January 2004, it has no impact on total shareholders' equity.

IAS 1 - Reporting of unrealised gains through the income statement

The international accounting framework provides no distinction between unrealised and realised gains for financial reporting. As such, all unrealised gains, with the exception of actuarial gains or losses on post-retirement schemes and currency translation differences, will be recorded through the income statement and not through the statement of total recognised gains and losses, as was required under UK GAAP.

Although this reclassification has increased reported profit for the year to 31 December 2004 by $0.4 billion, there is no change to net assets.

IAS 7 - Presentation of "cash equivalents" as cash for the purposes of the cash flow statement and balance sheet

Short-term cash investments previously disclosed as "current asset investments" that mature within 90 days of deposit are now classified as "cash equivalents" in accordance with IAS 7. Consequently $0.6 billion of cash equivalents were reclassified from current asset investments as at 31 December 2004, $1.3 billion as at 30 June 2004 and $1.0 billion as at 1 January 2004.

The $0.4 billion cash movement on cash equivalents for the year to 31 December 2004 was previously recorded as the "management of liquid resources" in the UK GAAP cash flow statement. The IFRS cash flow reconciles the movement in cash and cash equivalents combined.

Cash and cash equivalents in the IFRS cash flow statement are now shown net of overdrafts. Previously the movement of overdrafts was included within the net debt reconciliation as "movements in debt due less than one year". Reclassifying the cash movement of overdrafts from financing activities has increased cash outflows by $143 million for the year ended 31 December 2004 and $47 million for the period ended 30 June 2004.

IAS 28 - Reporting net income from associates

Net income from associates is reported after tax and net finance costs on one line in the consolidated income statement. Previously associates' revenue and operating profit were disclosed separately on the face of the income statement and associates' net finance cost and tax were included within the respective headings in the income statement.

This reclassification has no impact on the reported total profit of the Group.

IAS 31 - Proportional consolidation of joint venture entities

Results of joint venture entities are incorporated on an individual line-by-line basis in the Group financial statements, in accordance with proportional consolidation rules set out in IAS 31. This is a change in presentation and does not impact reported net assets or earnings' performance measures of the Group.

The accounting policies for Joint Arrangements Not Entities ("JANEs") and joint venture operations are fundamentally the same under both UK and international accounting standards.

The more significant areas of accounting change are:

IAS 10 - Recognition of dividends proposed in the period approved for payment

Dividends proposed are recognised in the period in which they are formally approved for payment. This is also in accordance with the Companies Act 1985 (International Accounting Standards and Other Accounting Amendments) Regulations 2004, which will be effective for financial years commencing on or after 1 January 2005.

The change in timing of recognising proposed dividends and the related tax, thereon, has increased reported net assets of the Group as at 31 December 2004 by $815 million, being the final 2004 proposed dividends to the Group's shareholders and its minority interests, and by $349 million as at 30 June 2004, being the 2004 interim proposed dividends.

IAS 12 - Recognition of deferred tax on temporary differences arising on acquisition

Deferred tax is recognised at acquisition as part of the assessment of the fair value of assets and liabilities acquired and is provided on balances previously excluded from provision under UK GAAP such as revaluations of tangible fixed assets. The largest temporary difference requiring additional deferred tax provision on transition arises between the carrying value of mineral reserves and the respective tax base.

Upon adoption of IFRS, the Group has recognised a deferred tax liability of $1.5 billion in respect of additional temporary differences arising on previous acquisitions. In accordance with IFRS 1 the Group has taken the exemption from restating acquisitions prior to 1 January 2004, and as such this adjustment was made to reserves at 1 January 2004. Deferred tax provided on temporary differences for acquisitions made after 1 January 2004 has either increased the value attributed to mineral reserves or increased goodwill, depending on the nature of the temporary difference giving rise to it.

Any deferred tax raised will unwind through the consolidated income statement as the underlying temporary difference is amortised. The net impact from the recognition of additional temporary differences on acquisitions is to increase profit after tax by $41 million for the year ended 31 December 2004 and $2 million for the period to 30 June 2004.

IAS 19 - Post retirement benefit schemes

IAS 19 requires companies to recognise the full deficit (or surplus, subject to restrictions) of post-retirement benefits under defined benefit arrangements on the balance sheet. The Group has early adopted the proposed amendment to IAS 19 which assumes it will be endorsed by the European Union prior to 31 December 2005, and has recognised all actuarial gains or losses directly through equity.

This accounting change has reduced consolidated net assets by approximately $0.6 billion (net of deferred tax) as at 31 December 2004, 30 June 2004 and 1 January 2004 as the full actuarial gains and losses of defined benefit arrangements are now reflected in reserves. There is no material impact on net profit for the year ended 31 December 2004 and an $8 million increase in net profit for the period ended 30 June 2004.

IAS 21 - Recycling of consolidated currency translation adjustments from non US dollar operations on their disposal

IAS 21 requires cumulative currency translation adjustments ("CTA") arising on translation of a foreign operation to be recycled through the income statement when that entity is disposed of. Currently, under UK GAAP, the CTA is not included in the gain or loss calculated if that operation is sold. In accordance with IFRS 1, the Group has taken the exemption from recycling foreign currency gains or losses arising before 1 January 2004.

The accounting policy change has increased reported profit on disposal of non US dollar operations by $30 million for the year to 31 December 2004 which represented recycled CTA gains arising since 1 January 2004. There was no material impact on reported results for the period to 30 June 2004.

This accounting change has no impact on consolidated net assets, as it is effectively recycling gains and losses reported previously in reserves back through the income statement.

IAS 21 - Translation of non US dollar goodwill arising on acquisitions after 1 January 2004 to the closing exchange rate

In accordance with IFRS 1, the Group is required to translate non US dollar goodwill arising on acquisitions after 1 January 2004 to the closing US dollar exchange rate. This accounting adjustment has increased net assets at 31 December 2004 by $21 million; there is no material impact on net assets as at 30 June 2004. The resulting foreign exchange gain arising on consolidation has been taken to the CTA reserve.

IAS 28 and 21 - US dollar preference shares held in De Beers

Under UK GAAP, US dollar preference shares held in De Beers with a redemption value of $701 million were considered part of the Group's long-term equity ownership in the entity. As such, the preference shares were held at historical cost and included in the total carrying value of the associate in the consolidated balance sheet.

The US dollar preference shares, which are held by a Rand functional currency entity and are redeemable by 2010, no longer qualify as quasi-equity and consequently have been reclassified as "non current investments" and are retranslated at each period end. The resulting Rand:US dollar foreign exchange gains and losses are reported through the income statement. Under IAS 21 a currency loss of $49 million has been recorded for the six months ended 30 June 2004, and a total of $112 million for the year ended 31 December 2004. Consequently the $44 million exceptional currency loss recognised on the partial redemption of preference shares under UK GAAP reporting has been reversed.

The net impact from this accounting policy difference also reduced net assets by $130 million as at 1 January 2004.

After the partial redemption in June 2004 of 25% of the shares, the residual carrying value of the remaining US dollar preference shares held as at 31 December 2004 was $526 million.

IAS 36 - Replacement of goodwill amortisation with an annual impairment test and elimination of centrally held goodwill

IFRS does not permit the amortisation of goodwill, but requires the carrying amount to be supported by an annual impairment test.

For the purposes of impairment testing, goodwill is allocated to cash-generating units ("CGUs"), or groups of CGUs, that are expected to benefit from the synergies of the combination. The group of CGUs to which the goodwill is allocated represents the lowest level at which the goodwill is monitored for internal management purposes and is not larger than a geographical or business segment.

On transition to IFRS as at 1 January 2004, approximately $260 million of "strategic" goodwill arising on the formation of Anglo American plc in 1999 was eliminated. In accordance with FRS 11, this goodwill reflected the increase in future shareholder value arising from the merger of the AACSA and Minorco companies and not the intrinsic value of Minorco assets existing at the date of restructure and was held centrally. IFRS, however, requires that all goodwill is allocated to cash generating units. On making this allocation, the goodwill has been reduced as a result of disposals or impairments.

In addition, approximately $50 million of negative goodwill was written back in accordance with IFRS 3 in the opening balance sheet. Together these adjustments give rise to a net reduction to the carrying value of goodwill on transition of $0.2 billion.

The replacement of goodwill amortisation with an annual impairment test has increased reported profits for the Group by $0.2 billion for the year to 31 December 2004 and $0.1 billion for the period to 30 June 2004. This accounting change does not impact headline earnings, as headline earnings were stated before goodwill amortisation for UK GAAP.

IAS 41 - Fair value of biological assets

Afforestation and other agricultural assets, primarily forests within our Paper and Packaging business, were previously held at historical cost. These assets are now recorded at fair value in accordance with IAS 41, with fair value changes reported through the income statement up until the point at which the assets are harvested. The historical cost of such assets was previously classified within fixed assets.

This accounting change has resulted in the reclassification of afforestation and other agricultural asset costs from fixed assets to the separate asset category "biological assets", and the resultant fair value has increased net assets by $14 million as at 31 December 2004, $24 million as at 30 June 2004 and $26 million as at 1 January 2004.

The effect of recognising fair value gains from growing afforestation and other agricultural assets earlier than under UK GAAP has reduced reported net profit for the year ended 31 December 2004 by approximately $21 million and by $4 million for the period ended 30 June 2004.

IFRS 2 - Share based remuneration schemes

IFRS 2 *Share-based payments* requires options granted by the Group to employees, for example under Employee Share Option Schemes and Save As You Earn schemes, to be fair valued at grant date using an option pricing model and charged through the income statement over the vesting period of the options.

UK GAAP required the "intrinsic valuation" method to be applied whereby a charge was made if the exercise price of the option at grant date was below the market price.

This accounting change has reduced consolidated net profit by $21 million for the year to 31 December 2004 and $14 million for the period to 30 June 2004.

Group employee remuneration schemes have now replaced option schemes with share schemes. Consequently the impact of this accounting policy change will diminish.

IAS 32 and 39 - pro forma information

Pro forma 2004 IFRS numbers including the impact of IAS 32 and 39 have been prepared, although the full adoption of both of these standards is not mandatory until 1 January 2005.

The basis of preparation for the pro forma information including IAS 32 and 39 is set out in section 3 of this news release. The standards have not been applied to 2004 transactions within entities that were fully disposed of in 2004, or to contracts containing embedded derivatives that no longer existed as at 1 January 2005.

The impact of IAS 32 and 39 on the Group's earnings, net of minority interest and tax, for the six months to 30 June 2004 and the year to 31 December 2004 is as follows:

	Period ended 30 June 2004		Year ended 31 December 2004	
US$ million	Total profit	Headline earnings	Total profit	Headline earnings
IFRS pre IAS 32 and 39	**2,226**	**1,248**	**3,501**	**2,572**
Derivatives[1]	(47)	(47)	(63)	(63)
Impairment of assets[2]	-	-	(64)	2
Cash flow hedges	18	18	15	15
Convertible debt[3]	8	8	(12)	(12)
Fair value of equity investments	(43)	(2)	(46)	(3)
Deemed disposal of Anglogold	30	-	30	-
Other adjustments	(2)	(1)	1	3
Pro forma IFRS results post IAS 32 and 39	**2,190**	**1,224**	**3,362**	**2,514**
Pro forma impact of IAS 32 and 39	**(36)**	**(24)**	**(139)**	**(58)**

The indicative impact on the Group's restated IFRS (pre IAS 32 and 39) net assets, gross of minority interest and currency translation, as at 30 June 2004 and 31 December 2004 is:

US$ million	Net assets 30 Jun 04	Net assets 31 Dec 04
IFRS pre IAS 32 and 39	**24,695**	**27,957**
Derivatives[1]	81	72
Impairment of assets[2]	(69)	(140)
Cash flow hedges	(168)	(159)
Convertible debt[3]	90	60
Fair value of equity investments	52	57
Other adjustments	(1)	(3)
Restated IFRS net assets post IAS 32 and 39	**24,680**	**27,844**
Pro forma impact of IAS 32 and 39	**(15)**	**(113)**

(1) "Derivatives" comprise the mark to market of derivatives, including embedded derivatives, that have not been designated as hedges.
(2) Recognition of an embedded derivative asset arising in a commercial purchase contract within a Base Metals' operation, has increased the carrying value of total assets over their recoverable amount. As a consequence, an impairment has been recognised in the pro forma financial information. On adoption of IAS 32 and IAS 39 at 1 January 2005 any resulting writedown will be taken through brought forward reserves at that date.
(3) Convertible debt is restated in accordance with the Group's accounting policy, as set out in Appendix I.

3. BASIS OF PREPARATION

Basis of preparation

The consolidated financial information for the six months ended 30 June 2004 and the year ended 31 December 2004 and the opening balance sheet at 1 January 2004 ("the financial information") have been prepared in accordance with International Financial Reporting Standards (IFRS) for the first time.

The financial information has been prepared applying the requirements of IFRS 1 *First-time adoption of International Financial Reporting Standards*. Where estimates were not previously required under UK GAAP, they have been based only on those factors existing on the balance sheet date. This is consistent with treating information received after the balance sheet date as non-adjusting events under IAS 10 *Events after the Balance Sheet Date*. Estimates not previously required under UK GAAP primarily relate to financial instruments, embedded derivatives, share based payments and biological assets.

The Group has made the following first-time accounting policy choices, in accordance with IFRS 1:

- Business combinations – acquisitions prior to 1 January 2004 have not been restated;
- Goodwill – the requirement to retranslate goodwill balances at the exchange rate at reporting date in accordance with IAS 21 *The effects of Changes in Foreign Exchange Rates* have been applied prospectively to goodwill balances arising on acquisitions after 1 January 2004;
- Post-retirement benefits – deficits and surpluses (subject to restrictions) of post-retirement schemes under defined benefit arrangement have been recognised in full at 1 January 2004. From 1 January 2004 the Group has applied the full provision accounting method, as permitted by the proposed amendment to IAS 19 *Employee Benefits*, and as such, subsequent actuarial gains and losses are recorded directly in equity;
- Currency translation differences – translation differences relating to foreign currency investments in subsidiaries, associates and joint ventures in existence at the transition date are deemed to be zero at the date of transition, and as such the gain or loss on subsequent disposal of any foreign operation excludes translation differences that arose before that date;
- Financial instruments – IAS 32 *Financial Instruments: Disclosure and Presentation* and IAS 39 *Financial Instruments: Recognition and Measurement* will be applied prospectively from 1 January 2005 and as such the 2004 restated information presented excludes any adjustments required on adoption of these standards;
- Share based payments – IFRS 2 *Share-Based Payment* is applied to all share based rewards made after 7 November 2002 that did not vest before 1 January 2005.

In addition, the Group has chosen to proportionally consolidate joint venture entities in accordance with IAS 31 *Interests in Joint Ventures.*

The Group, as a first-time reporter, has adopted early the following standards and interpretations that are not mandatory as at 31 December 2005, the reporting date of the Group's first IFRS financial statements.

The following standards and interpretations have been applied with effect from 1 January 2004:

- IAS 19 *Employee Benefits* including the proposed amendments thereto
- IFRS 6 *Exploration for and Evaluation of Mineral Resources.* The standard does not impact the Group's existing policy for exploration and evaluation expenditure
- IFRIC 1 *Changes in Existing Decommissioning, Restoration and Similar Liabilities*
- IFRIC 2 *Members' Shares in Co-operative Entities and Similar Instruments*
- IFRIC 3 *Emission Rights*
- IFRIC 4 *Determining Whether an Arrangement Contains a Lease*
- IFRIC 5 *Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds*

Early adoption of these standards and interpretations assumes the EU will endorse them by 31 December 2005, the Group's first full annual IFRS reporting date.

The following standards will be applied with effect from 1 January 2005:

- IFRS 5 *Non-current Assets Held for Sale and Discontinued Operations*. The 2004 restated IFRS information therefore applies the requirements of IAS 35 *Discontinuing Operations*.
- IAS 32 and 39 - Pro forma consolidated income statements and balance sheets including the application of IAS 32 and 39 prospectively from 1 January 2004 have been presented in Appendix I to this report. The basis of preparation of the pro forma information is explained in more detail below.

The financial statements have been prepared in accordance with the historical cost convention, as modified by the revaluation of certain financial instruments for pro forma information as discussed below and certain biological assets.

Items of income and expense that are material and require separate disclosure, in accordance with IAS 1.87, are classified as "exceptional items" on the face of the income statement. Exceptional items that relate to the underlying performance of the business are classified as "operating exceptional items" and include impairment charges and reversals. Exceptional items that do not relate to underlying business performance are classified as "non-operating exceptional items" and are presented below "Total profit from operations and associates" on the income statement. Non-operating exceptional items include profits and losses on disposals of investments, fixed assets and businesses, and costs of, or reversal of, provisions for reorganisations or restructuring.

The adjustment for items not relating to underlying business performance is broadly equivalent to the current UK GAAP classification of exceptional non-operating items.

Pro forma IAS 32 and 39 financial information

Pro forma IFRS consolidated income statements and balance sheets including the effects of applying IAS 32 and 39 for the period ended 30 June 2004 and the year ended 31 December 2004 have been provided in Appendix I to this report. The full adoption of both these standards is not mandatory until January 2005.

IAS 32 and 39 have not been applied to 2004 transactions within entities that were fully disposed of in 2004, or to contracts containing embedded derivatives that no longer existed as at 1 January 2005.

In accordance with the transition rules applicable for first-time adopters, documentation and effectiveness calculations required for hedge accounting were put in place as at 1 January 2005. Where hedge accounting has been applied with effect from 1 January 2005, 2004 pro forma financial information has been stated on the same basis as if necessary documentation had been in place.

AngloGold Ashanti, a Rand functional currency entity, issued a US dollar convertible bond in February 2004. The pro forma financial information classifies the equity conversion option within this debt as a derivative within liabilities, marked to market through the income statement. This is in accordance with the recent clarification of IAS 32 by IFRIC set out in their published update following their April 2005 meeting. This may be subject to change as a result of future discussions between IFRIC and the IASB.

4. GROUP FINANCIAL INFORMATION RESTATED FOR IFRS

4.1 CONSOLIDATED FINANCIAL INFORMATION FOR THE YEAR ENDED 31 DECEMBER 2004

4.1.1 Consolidated income statement for the year ended 31 December 2004

US$ million	Notes	As previously reported under UK GAAP	Proportional consolidation of joint ventures	UK GAAP revised	IFRS adjustments[1]	IFRS
Turnover		31,795	-	31,795	(5,527)	26,268
Share of joint ventures' turnover		(1,195)	1,195	-	-	-
Share of associates' turnover		(5,670)	-	(5,670)	5,670	-
Group turnover	1	**24,930**	**1,195**	**26,125**	**143**	**26,268**
Total operating costs		**(21,869)**	**(749)**	**(22,618)**	**(9)**	**(22,627)**
Operating exceptional items		25	-	25	-	25
Group operating profit[2]	1	**3,086**	**446**	**3,532**	**134**	**3,666**
Share of joint ventures' operating profit		446	(446)	-	-	-
Share of associates' operating profit		1,065	-	1,065	(1,065)	-
Share of associates' exceptional items		(117)	-	(117)	117	-
Net income from associates[3]	1	-	-	-	550	550
Total profit from operations and associates[4]		**4,480**	**-**	**4,480**	**(264)**	**4,216**
Non-operating exceptional items		520	-	520	495	1,015
Net finance costs		(359)	-	(359)	(8)	(367)
Profit before tax		**4,641**	**-**	**4,641**	**223**	**4,864**
Income tax expense	4	(1,279)	-	(1,279)	356	(923)
Profit for the financial year		**3,362**	**-**	**3,362**	**579**	**3,941**
Attributable to						
Minority interests		449	-	449	(9)	440
Equity shareholders of the Company		**2,913**	**-**	**2,913**	**588**	**3,501**
Total dividends paid and proposed		(1,007)	-	(1,007)	180	(827)
Retained profit		**1,906**	**-**	**1,906**	**768**	**2,674**
Basic earnings per share (US$):						
Profit for the year attributable to equity shareholders	6	2.03	-	2.03	0.41	2.44
Diluted earnings per share (US$)						
Profit for the year attributable to equity shareholders	6	1.96	-	1.96	0.39	2.35

(1) IFRS adjustments exclude IAS 32 and IAS 39. Pro forma financial information including IAS 32 and 39 is set out in Appendix I to this release.
(2) Group operating profit disclosed on the face of the income statement is presented on an IFRS presentation basis. This excludes the operating profit from associates.
(3) $550 million includes the Group's share of associates' operating exceptional charges of $117 million, and is stated net of interest and tax in accordance with IAS 28.
(4) Under UK GAAP, $4,480 million shown above represented operating profit, excluding all associates' interest, tax and underlying minority interest.

4.1.2 Consolidated balance sheet as at 31 December 2004

US$ million	Notes	As previously reported under UK GAAP	Proportional consolidation of joint ventures	UK GAAP revised	IFRS adjustments[1]	IFRS
Intangible fixed assets		2,590	17	2,607	37	2,644
Tangible fixed assets		31,155	1,534	32,689	483	33,172
Biological assets		-	-	-	374	374
Environmental rehabilitation trusts		-	-	-	237	237
Investments in associates		4,346	1	4,347	(861)	3,486
Fixed asset investments		889	(21)	868	216	1,084
Deferred tax assets		-	-	-	128	128
Other non current assets		-	-	-	66	66
Share of joint ventures		1,496	(1,496)	-	-	-
Total non current assets		**40,476**	**35**	**40,511**	**680**	**41,191**
Stocks		3,401	137	3,538	11	3,549
Trade and other receivables		5,449	219	5,668	(134)	5,534
Current tax assets		219	1	220	-	220
Current asset investments		575	-	575	(573)	2
Cash and cash equivalents		2,086	296	2,382	573	2,955
Total current assets		**11,730**	**653**	**12,383**	**(123)**	**12,260**
Total assets		**52,206**	**688**	**52,894**	**557**	**53,451**
Short term borrowings		3,333	50	3,383	-	3,383
Trade and other payables		5,984	129	6,113	(745)	5,368
Current tax liabilities		836	15	851	(20)	831
Total creditors due within one year		**10,153**	**194**	**10,347**	**(765)**	**9,582**
Medium and long term borrowings		7,449	368	7,817	-	7,817
Retirement benefit obligations		753	5	758	443	1,201
Deferred tax liabilities		2,908	130	3,038	2,528	5,566
Provisions for liabilities and charges		1,325	(9)	1,316	12	1,328
Total long term liabilities		**12,435**	**494**	**12,929**	**2,983**	**15,912**
Total liabilities		**22,588**	**688**	**23,276**	**2,218**	**25,494**
Minority Interests		4,620	-	4,620	(4,620)	-
Net assets		**24,998**	**-**	**24,998**	**2,959**	**27,957**
Equity						
Called-up share capital		747	-	747	-	747
Share premium account		1,633	-	1,633	-	1,633
Other reserves	4.1.4	1,205	-	1,205	1,886	3,091
Retained earnings	4.1.4	21,413	-	21,413	(3,515)	17,898
Total shareholders' equity		**24,998**	**-**	**24,998**	**(1,629)**	**23,369**
Minority interests	4.1.4	-	-	-	4,588	4,588
Total equity		**24,998**	**-**	**24,998**	**2,959**	**27,957**

[1] IFRS adjustments exclude IAS 32 and IAS 39. Pro forma financial information including IAS 32 and 39 is set out in Appendix I.

4.1.3 Consolidated cash flow statement for the year ended 31 December 2004

US$ million	Notes	As previously presented under UK GAAP	Proportional consolidation of joint ventures	UK GAAP revised	IFRS adjustments[1]	IFRS
Cash flows from operating activities	7	**4,773**	**518**	**5,291**	**-**	**5,291**
Dividends from associates		368	-	368	-	368
Dividends from fixed asset investments		28	-	28	-	28
Dividends from joint ventures		40	(40)	-	-	-
Income tax paid		(478)	(22)	(500)	-	(500)
Net cash flow from/(used in) operating activities		**4,731**	**456**	**5,187**	**-**	**5,187**
Cash flows from investing activities						
Acquisition of subsidiaries, net of cash acquired		(1,119)	(16)	(1,135)	-	(1,135)
Investment in joint ventures		(21)	21	-	-	-
Purchases of property, plant and equipment		(3,129)	(104)	(3,233)	-	(3,233)
Purchases of fixed asset investments		(142)	34	(108)	-	(108)
Loans granted to related parties		-	6	6	-	6
Disposal of subsidiaries, net of cash disposed		402	(110)	292	(18)	274
Sale of interests in joint ventures		37	-	37	-	37
Repayment of loans and capital from/(to) joint ventures		77	(77)	-	-	-
Sale of interests in associates		1,424	-	1,424	-	1,424
Repayment of loans and capital from associates		299	-	299	-	299
Proceeds from sale of fixed asset investments		263	-	263	-	263
Proceeds from disposal of tangible fixed assets		151	-	151	-	151
Other adjustments		-	(3)	(3)	(1)	(4)
Net cash used in investing activities		**(1,758)**	**(249)**	**(2,007)**	**(19)**	**(2,026)**
Cash flows from financing activities						
Movement on current asset investments		-	-	-	23	23
Issue of share capital		192	-	192	-	192
Interest received and other investment income		270	(75)	195	-	195
Interest paid		(572)	(29)	(601)	-	(601)
Dividends paid to minority interests		(238)	(1)	(239)	-	(239)
Issue of convertible debt		-	-	-	990	990
Repayment of short term borrowings		(1,664)	(23)	(1,687)	(143)	(1,830)
Receipt/(repayment) of medium and long term borrowings		305	87	392	(990)	(598)
Movement in minority loans		(2)	-	(2)	-	(2)
Other financing activity		-	13	13	-	13
Dividends paid to Company Shareholders		(818)	-	(818)	-	(818)
Net cash used in financing activities		**(2,527)**	**(28)**	**(2,555)**	**(120)**	**(2,675)**
Management of liquid resources		456	-	456	(456)	-
Net increase/(decrease) in cash and cash equivalents		**902**	**179**	**1,081**	**(595)**	**486**
Cash and cash equivalents at start of year[2]	9,10	**1,094**	**114**	**1,208**	**978**	**2,186**
Cash movements in year		902	179	1,081	(595)	486
Effects of exchange rate changes		90	1	91	18	109
Cash and cash equivalents at end of year[2]	9,10	**2,086**	**294**	**2,380**	**401**	**2,781**

[1] IFRS adjustments exclude IAS 32 and IAS 39.
[2] Cash and cash equivalents per the cash flow statement is reconciled to the balance sheet in note 10.

4.1.4 Reconciliation of equity as at 31 December 2004

US$ million	Total share capital[1]	Retained earnings	Other reserves[2]	Total shareholders' equity	Minority interest	Total equity
UK GAAP at 31 December 2004	**2,380**	**21,413**	**1,205**	**24,998**	**4,620**	**29,618**
CTA transfer from retained earnings[3]	-	(2,500)	2,500	-	-	-
IFRS opening balance sheet adjustments	-	(1,335)	(379)	(1,714)	(31)	(1,745)
Movements arising in the year						
Reversal of goodwill amortisation	-	205	-	205	16	221
Recycling of CTA on disposal	-	30	(30)	-	-	-
Fair value of biological assets	-	(21)	3	(18)	6	(12)
Deferred tax on fair value adjustments	-	41	(193)	(152)	(18)	(170)
Defined benefit arrangements	-	(16)	(31)	(47)	(5)	(52)
Translation of De Beers' preference shares	-	(69)	(19)	(88)	-	(88)
Share based payments[4]	-	(38)	32	(6)	1	(5)
Removal of proposed dividend	-	180	2	182	11	193
Retranslation of goodwill acquired in 2004	-	-	21	21	-	21
Other adjustments	-	(21)	9	(12)	(12)	(24)
Other transfers	-	29	(29)	-	-	-
Total IFRS adjustments	-	(3,515)	1,886	(1,629)	(32)	(1,661)
IFRS at 31 December 2004	**2,380**	**17,898**	**3,091**	**23,369**	**4,588**	**27,957**

[1] Total share capital comprises called-up share capital and the share premium account.
[2] Detailed analysis is provided below.
[3] Cumulative currency translation differences are deemed to be zero as at 1 January 2004. The currency translation adjustment ("CTA") transferred is therefore the UK GAAP currency translation gains/(losses) arising since that date.
[4] Share based payments include $12 million reclassified from retained earnings to share based payment reserve.

Total other reserves are further analysed as:

US$ million	Merger reserve	Share based payment reserve	Cumulative translation adjustment reserve	Other reserves[1]	Total other reserves
UK GAAP reserves at 31 December 2004	**489**	**-**	**-**	**716**	**1,205**
CTA transfer from retained earnings[2]	-	-	2,500	-	2,500
IFRS opening balance sheet adjustments	(460)	25	-	56	(379)
Movements arising in the year					
Recycling of CTA on disposal	-	-	(30)	-	(30)
Fair value of biological assets	-	-	3	-	3
Deferred tax on fair value adjustments	-	-	(193)	-	(193)
Defined benefit arrangements	-	-	(31)	-	(31)
Translation of De Beers' preference shares	-	-	(19)	-	(19)
Share based payments	-	30	2	-	32
Removal of proposed dividend	-	-	2	-	2
Retranslation of goodwill acquired in 2004	-	-	21	-	21
Other adjustments	-	-	9	-	9
Other transfers to retained earnings	(29)	-	-	-	(29)
Total IFRS adjustments	(489)	55	2,264	56	1,886
IFRS reserves at 31 December 2004	**-**	**55**	**2,264**	**772**	**3,091**

[1] Other reserves comprise $685 million legal reserve and $87 million capital redemption reserve.
[2] Currency translation differences transferred are those UK GAAP differences arising since 1 January 2004.

4.1.5 Statement of changes in shareholders' equity for the year ended 31 December 2004

US$ million	Total share capital[1]	Retained earnings	Share based payment reserve	Cumulative translation adjustment reserve	Other reserves	Total shareholders' equity	Minority interest	Total equity
IFRS at 1 January 2004	**2,022**	**15,239**	**25**	**-**	**772**	**18,058**	**3,365**	**21,423**
Net IFRS profit for the year	-	3,501	-	-	-	3,501	440	3,941
Dividends paid	-	(827)	-	-	-	(827)	-	(827)
Shares issued	358	-	-	-	-	358	-	358
Share based payments	-	12	30	-	-	42	3	45
Actuarial losses[2]	-	(16)	-	-	-	(16)	(4)	(20)
Subsidiary shares issued	-	-	-	-	-	-	890	890
Minority interest acquired	-	-	-	-	-	-	(402)	(402)
Deemed disposal of AngloGold	-	-	-	-	-	-	155	155
Dividend received by minority interest	-	-	-	-	-	-	(178)	(178)
Cumulative translation differences	-	-	-	2,294	-	2,294	340	2,634
Recycled CTA[3]	-	-	-	(30)	-	(30)	-	(30)
Other movements	-	(11)	-	-	-	(11)	(21)	(32)
IFRS at 31 December 2004	**2,380**	**17,898**	**55**	**2,264**	**772**	**23,369**	**4,588**	**27,957**

[1] Total share capital comprises called-up share capital and the share premium account.
[2] Stated net of deferred tax of $6 million.
[3] Currency translation adjustments.

4.1.6 Statement of recognised income and expense for the year ended 31 December 2004

US$ million	2004
IFRS profit for the year attributable to equity shareholders	**3,501**
Actuarial gains and losses on defined benefit retirement schemes	(22)
Deferred tax on actuarial losses	6
Other movements	(11)
Total recognised income and expense for the financial year	**3,474**

4.1.7 Notes to the IFRS financial information for the year ended 31 December 2004

1. Segmental information

By business segment

US$ million	Turnover	Operating profit before exceptional items	Operating profit	Net operating assets[1]
Group subsidiaries and joint ventures[2]				
Platinum	3,065	527	527	7,607
Gold	2,396	296	295	7,459
Coal	1,914	321	321	2,546
Base Metals	3,232	1,280	1,160	5,180
Industrial Minerals	3,833	416	407	4,864
Ferrous Metals and Industries	5,137	591	746	5,592
Paper and Packaging	6,691	575	575	6,879
Exploration	-	(120)	(120)	-
Corporate Activities	-	(245)	(245)	14
Total	26,268	3,641	3,666	40,141

[1] Net operating assets consist of tangible and intangible assets, biological assets, stocks and operating debtors less non interest bearing current liabilities.
[2] Joint ventures are proportionally consolidated.

Net income from associates is shown in the income statement. Group turnover excludes the Group's share of turnover of associates. As additional disclosure, turnover and operating profit of associates is given below, together with the reconciliation from associates' operating profit to "net income from associates".

US$ million	Turnover	Operating profit before exceptional items	Operating profit
Associates			
Platinum	55	9	9
Gold	13	-	-
Diamonds	3,177	573	573
Coal	468	176	176
Base Metals	88	(4)	(121)
Industrial Minerals	25	5	5
Ferrous Metals and Industries	1,526	296	296
Paper and Packaging	228	(6)	(6)
Exploration	-	-	-
Corporate Activities	90	7	7
Total	5,670	1,056	939[1]

[1] Including an exceptional charge of $117 million.

Operating profit from associates is reconciled to "Net income from associates" as follows:

US$ million	IFRS
Operating profit	939
Non-operating exceptional items	10
Net finance charge	(100)
Income tax expense	(280)
Underlying minority interests	(19)
Net income from associates	550

By geographic segment (by origin)

US$ million	Turnover	Operating profit	Net operating assets
Group subsidiaries and joint ventures			
South Africa	10,279	1,116	18,258
Rest of Africa	804	44	4,184
Europe	9,449	774	9,756
North America	1,018	176	603
South America	3,176	1,398	4,564
Australia and Asia	1,542	158	2,776
Total	26,268	3,666	40,141

Group turnover and operating profit does not include the Group's share of associates. As additional information, the Group's share of associates' turnover and operating profit is shown below:

US$ million	Turnover	Operating profit
Associates		
South Africa	1,565	170
Rest of Africa	1,972	356
Europe	969	166
North America	461	32
South America	447	132
Australia and Asia	256	83
Total	5,670	939[1]

[1] Operating profit from associated is reconciled to "Net income from associates" as shown above.

By geographic segment (by destination)

US$ million	Turnover
Group subsidiaries and joint ventures	
South Africa	4,768
Rest of Africa	485
Europe	12,610
North America	3,062
South America	1,355
Australia and Asia	3,988
Total	26,268

For information, the Group's share of associates' turnover by geographic segment, by destination, is set out below:

US$ million	Turnover
Associates	
South Africa	340
Rest of Africa	21
Europe	1,476
North America	2,222
South America	66
Australia and Asia	1,545
Total	5,670

2. Reconciliation of UK GAAP operating profit to IFRS operating profit

US$ million	UK GAAP revised	IFRS adjustments[1]	IFRS
Group subsidiaries and joint ventures[2]			
Platinum	529	(2)	527
Gold	262	33	295
Coal	315	6	321
Base Metals	1,159	1	1,160
Industrial Minerals	332	75	407
Ferrous Metals and Industries	753	(7)	746
Paper and Packaging	565	10	575
Exploration	(120)	-	(120)
Corporate Activities	(263)	18	(245)
Group operating profit – subsidiaries and joint ventures	3,532	134	3,666
Associates			
Platinum	8	1	9
Diamonds	586	(13)	573
Coal	172	4	176
Base Metals	(121)	-	(121)
Industrial Minerals	5	-	5
Ferrous Metals and Industries	297	(1)	296
Paper and Packaging	(6)	-	(6)
Corporate Activities	7	-	7
Total associates' operating profit	948	(9)	939
Total Group operating profit, including associates	4,480	125	4,605

[1] IFRS adjustments exclude IAS 32 and IAS 39. Further analysis of the IFRS adjustments is provided in Appendix II.
[2] These are the consolidated results for group subsidiaries and joint ventures, as joint venture entities are now proportionally consolidated.

3. Exceptional items

Items of income and expense that are material and require separate disclosure, in accordance with IAS 1.87, are classified as "exceptional items" on the face of the income statement. Exceptional items that relate to the underlying performance of the business are classified as "operating exceptional items" and include impairment charges and reversals. Exceptional items that do not relate to underlying business performance are classified as "non-operating exceptional items" and are presented below "Total profit from operations and associates" on the income statement. Non-operating exceptional items include profits and losses on disposals of investments, fixed assets and businesses, and costs of, or reversal of, provisions for reorganisations or restructuring.

US$ million	
Operating exceptional items under UK GAAP	25
Share of operating exceptional items of associate under UK GAAP	(117)
Total operating exceptional items disclosed under UK GAAP	(92)
IFRS adjustments	-
Total IFRS operating exceptional items	(92)
Disclosed as:	
Operating exceptional items	25
Included in net income from associates	(117)
Total IFRS operating exceptional items	(92)

US$ million	
Non-operating exceptional items under UK GAAP	520
IFRS adjustments[1]	505
Total IFRS non-operating exceptional items	1,025
Disclosed as:	
Non-operating exceptional items	1,015
Included in net income from associates	10
	1,025

[1] IFRS adjustments comprise:

Unrealised gains on deemed disposal of AngloGold	410
Recycling of CTA on deemed disposal of AngloGold	5
Reversal of exceptional loss on redemption of De Beers' preference shares	44
Adjustment to loss on disposal of Hudson Bay	32
Unrealised gains on disposal of Pandora in Platinum	15
Other items	(1)
	505

Total profit from operations and associates before exceptional items is set out below:

US$ million	UK GAAP[1] revised	IFRS
Total profit from operations and associates	4,480	4,216
Operating exceptional items	(25)	(25)
Group's share of exceptional items of associate	117	117
Share of associates' tax	(296)	-
Share of associates' finance charge	(64)	-
Share of associates' underlying minority interests	(19)	-
Share of associates' non-operating exceptional items	-	(10)
Total profit from operations and associates before exceptionals	4,193	4,298

[1] The UK result of $4,193 million includes associates' share of tax, finance charges and minority interests to enable comparability with the restated IFRS number.

4. Tax on profit on ordinary activities

Analysis of charge for the year

US$ million	IFRS
United Kingdom corporation tax at 30%	61
South Africa corporation tax at 30%	253
Other overseas taxation	347
Current tax on exceptional items	59
Total current tax	720
Deferred tax charge for the period	260
Deferred tax on exceptional items	(57)
Total deferred tax	203
Total tax charge	923

Reconciliation from UK GAAP tax charge to IFRS tax charge

US$ million	Current tax	Deferred tax	Total
UK GAAP tax charge	1,038	241	1,279
Fair value of biological assets	-	(6)	(6)
Removal of tax on dividends proposed	(10)	-	(10)
Reclassification of associates' UK GAAP tax	(308)	12	(296)
Deferred tax on fair value adjustments	-	(69)	(69)
Defined benefit arrangements	-	1	1
Share based payments	-	1	1
Other adjustments	-	23	23
IFRS tax charge	720	203	923

5. Headline earnings

US$ million	IFRS
Profit attributable to equity shareholders	3,501
Operating exceptional charges (see note 3)	92
Non-operating exceptional gains (see note 3)	(1,025)
Related tax	2
Related minority interests	2
Headline earnings for the financial year	2,572

Reconciliation of UK GAAP headline earnings to IFRS headline earnings

US$ million	UK GAAP	IFRS adjustments[1]	IFRS
By business segment			
Platinum	239	1	240
Gold	158	(19)	139
Diamonds	381	(113)	268
Coal	351	6	357
Base Metals	1,042	(6)	1,036
Industrial Minerals	267	21	288
Ferrous Metals and Industries	480	(4)	476
Paper and Packaging	381	(14)	367
Exploration	(91)	-	(91)
Corporate Activities	(519)	11	(508)
Headline earnings	2,689	(117)	2,572

[1] IFRS adjustments exclude IAS 32 and IAS 39. Further analysis of the IFRS adjustments is provided in Appendix II.

6. Earnings per share

	IFRS
Basic number of ordinary shares outstanding (million)	1,434
Potentially dilutive ordinary shares (million)	66
Diluted number of ordinary shares outstanding (million)	1,500
Profit for the financial year:	
Basic earnings per share (US$)	2.44
Diluted earnings per share (US$)	2.35
Headline earnings for the financial year:	
Basic earnings per share (US$)	1.79
Diluted earnings per share (US$)	1.73

7. Reconciliation of Group profit to cash inflow from operating activities

US$ million	IFRS
Profit for the year before tax	4,864
Depreciation and amortisation	2,107
Share option expense	50
Exceptional items of subsidiaries and joint ventures	(1,040)
Net finance costs	367
Share of profit of associates	(550)
Provisions	17
Increase in stocks	(279)
Increase in operating debtors	(444)
Increase in operating creditors	113
Other adjustments	86
Cash inflow from operating activities	5,291

8. Reconciliation of UK GAAP EBITDA to IFRS EBITDA

US$ million	UK GAAP	IFRS adjustments[1]	IFRS
By business segment			
Platinum	867	(14)	853
Gold	701	(7)	694
Diamonds	688	(33)	655
Coal	686	1	687
Base Metals	1,626	(1)	1,625
Industrial Minerals	624	14	638
Ferrous Metals and Industries	1,249	(18)	1,231
Paper and Packaging	996	(18)	978
Exploration	(120)	-	(120)
Corporate Activities	(207)	(3)	(210)
EBITDA	7,110	(79)	7,031

[1] IFRS adjustments exclude IAS 32 and IAS 39. Further analysis of the IFRS adjustments is provided in Appendix II.

9. Movement in net debt

US$ million	Cash and cash equivalents	Debt due within 1 year – carrying value	Debt due after 1 year – carrying value[1]	Current asset investments	Total net debt
Opening balance at 1 January 2004	2,186	(4,143)	(6,997)	25	(8,929)
Cash flow	486	1,830	(392)	(23)	1,901
Acquisitions excluding cash and cash equivalents	-	(249)	(314)	-	(563)
Disposals excluding cash and cash equivalents	-	6	23	-	29
Other non cash movements	-	(4)	(15)	-	(19)
Reclassifications	-	(309)	309	-	-
Exchange movements	109	(340)	(431)	-	(662)
Closing balance at 31 December 2004	2,781	(3,209)	(7,817)	2	(8,243)

[1] Debt due after 1 year includes convertible debt.

10. Reconciliation from UK GAAP cash to IFRS cash and cash equivalents

US$ million	1 January 2004	31 December 2004
Cash defined under UK GAAP	1,094	2,086
Share of cash in joint ventures	116	296
Cash equivalents	1,007	573
Cash and cash equivalents per the balance sheet	2,217	2,955
Overdrafts (excluding joint ventures)	(29)	(172)
Share of overdrafts in joint ventures	(2)	(2)
IFRS cash and cash equivalents per the cash flow	2,186	2,781

11. Reconciliation from EBITDA to cash inflow from operating activities

US$ million	IFRS
EBITDA	7,031
Share of operating profit of associates, before exceptionals	(1,056)
Underlying depreciation in associates	(227)
Share option expense	50
Provisions	17
Increase in stocks	(279)
Increase in operating debtors	(444)
Increase in operating creditors	113
Other adjustments	86
Cash inflow from operating activities	5,291

4.2 CONSOLIDATED FINANCIAL INFORMATION FOR THE SIX MONTHS ENDED 30 JUNE 2004

4.2.1 Consolidated income statement for the six months ended 30 June 2004

US$ million	Note	As previously reported under UK GAAP	Proportional consolidation of joint ventures	UK GAAP revised	IFRS adjustments[1]	IFRS
Turnover		15,235	-	15,235	(2,889)	12,346
Share of joint ventures' turnover		(496)	496	-	-	-
Share of associates' turnover		(2,953)	-	(2,953)	2,953	-
Group turnover	1	**11,786**	**496**	**12,282**	**64**	**12,346**
Total operating costs		**(10,279)**	**(329)**	**(10,608)**	**20**	**(10,588)**
Operating exceptional items		-	-	-	-	-
Group operating profit[2]	1	**1,507**	**167**	**1,674**	**84**	**1,758**
Share of joint ventures' operating profit		167	(167)	-	-	-
Share of associates' operating profit		574	-	574	(574)	-
Net income from associates[3]	1	-	-	-	330	330
Total profit from operations and associates[4]		**2,248**	**-**	**2,248**	**(160)**	**2,088**
Non-operating exceptional items		535	-	535	470	1,005
Net finance costs		(191)	-	(191)	30	(161)
Profit before tax		**2,592**	**-**	**2,592**	**340**	**2,932**
Income tax expense	4	(686)	-	(686)	170	(516)
Profit for the financial period		**1,906**	**-**	**1,906**	**510**	**2,416**
Attributable to						
Minority interests		197	-	197	(7)	190
Equity shareholders of the Company		**1,709**	**-**	**1,709**	**517**	**2,226**
Total dividends paid and proposed		(273)	-	(273)	(281)	(554)
Retained profit		**1,436**	**-**	**1,436**	**236**	**1,672**
Basic earnings per share (US$):						
Profit for the period attributable to equity shareholders	6	1.20	-	1.20	0.36	1.56
Diluted earnings per share (US$)						
Profit for the period attributable to equity shareholders	6	1.14	-	1.14	0.36	1.50

(1) IFRS adjustments exclude IAS 32 and IAS 39. Pro forma financial information including IAS 32 and IAS 39 is set out in Appendix I.
(2) Group operating profit disclosed above on the face of the income statement is presented on an IFRS presentation basis. This excludes the operating profit from associates.
(3) $330 million includes the Group's share of associates' non-operating exceptional gains of $2 million, and is stated net of interest and tax in accordance with IAS 28.
(4) Under UK GAAP, $2,248 million shown above represented operating profit, excluding all associates' interest, tax and underlying minority interest.

4.2.2 Consolidated balance sheet as at 30 June 2004

US$ million	Note	As previously reported under UK GAAP	Proportional consolidation of joint ventures	UK GAAP revised	IFRS adjustments[1]	IFRS
Intangible fixed assets		2,600	14	2,614	(113)	2,501
Tangible fixed assets		28,227	1,544	29,771	456	30,227
Biological assets		-	-	-	374	374
Environmental rehabilitation trusts		-	-	-	182	182
Investments in associates		4,217	(9)	4,208	(822)	3,386
Fixed asset investments		844	17	861	336	1,197
Deferred tax assets		-	-	-	97	97
Share of joint ventures		1,371	(1,371)	-	-	-
Total non current assets		**37,259**	**195**	**37,454**	**510**	**37,964**
Stocks		2,986	131	3,117	31	3,148
Trade and other receivables		5,034	122	5,156	(115)	5,041
Current tax assets		191	1	192	-	192
Current asset investments		1,393	4	1,397	(1,322)	75
Cash and cash equivalents		1,039	134	1,173	1,322	2,495
Total current assets		**10,643**	**392**	**11,035**	**(84)**	**10,951**
Total assets		**47,902**	**587**	**48,489**	**426**	**48,915**
Short term borrowings		3,196	70	3,266	-	3,266
Trade and other payables		4,908	107	5,015	(283)	4,732
Current tax liabilities		677	6	683	(4)	679
Total creditors due within one year		**8,781**	**183**	**8,964**	**(287)**	**8,677**
Medium and long term borrowings		7,966	290	8,256	2	8,258
Retirement benefit obligations		703	6	709	372	1,081
Deferred tax liabilities		2,606	99	2,705	2,344	5,049
Provisions for liabilities and charges		1,155	9	1,164	(9)	1,155
Total long term liabilities		**12,430**	**404**	**12,834**	**2,709**	**15,543**
Total liabilities		**21,211**	**587**	**21,798**	**2,422**	**24,220**
Minority interests		4,160	-	4,160	(4,160)	-
Net assets		**22,531**	**-**	**22,531**	**2,164**	**24,695**
Equity						
Called-up share capital		746	-	746	-	746
Share premium account		1,609	-	1,609	-	1,609
Other reserves	4.2.4	1,176	-	1,176	124	1,300
Retained earnings	4.2.4	19,000	-	19,000	(2,100)	16,900
Total shareholders' equity		**22,531**	**-**	**22,531**	**(1,976)**	**20,555**
Minority interests	4.2.4	-	-	-	4,140	4,140
Total equity		**22,531**	**-**	**22,531**	**2,164**	**24,695**

[1] IFRS adjustments exclude IAS 32 and IAS 39. Pro forma financial information including IAS 32 and IAS 39 is set out in Appendix I.

4.2.3 Consolidated cash flow statement for six months ended 30 June 2004

US$ million	Notes	As previously presented under UK GAAP	Proportional consolidation of joint ventures	UK GAAP revised	IFRS adjustments[1]	IFRS
Cash flows from operating activities	7	2,075	167	2,242	-	2,242
Dividends from associates		136	-	136	-	136
Dividends from fixed asset investments		15	-	15	-	15
Dividends from joint ventures		11	(11)	-	-	-
Income tax paid		(246)	(12)	(258)	-	(258)
Net cash flow from/(used in) operating activities		**1,991**	**144**	**2,135**	**-**	**2,135**
Cash flows from investing activities			-	-		
Acquisition of subsidiaries, net of cash acquired		(953)	-	(953)	-	(953)
Investment in joint ventures		(1)	1	-	-	-
Investment in associates		(1)	-	(1)	-	(1)
Purchases of property, plant and equipment		(1,397)	(59)	(1,456)	-	(1,456)
Purchases of fixed asset investments		(3)	-	(3)	-	(3)
Disposal of subsidiaries, net of cash disposed		16	-	16	-	16
Sale of interests in joint ventures		37	-	37	-	37
Repayment of loans and capital from joint ventures		41	(41)	-	-	-
Sale of interests in associates		1,180	-	1,180	-	1,180
Repayment of loans and capital from associates		220	-	220	-	220
Proceeds from sale of fixed asset investments		82	-	82	-	82
Proceeds from disposal of tangible fixed assets		56	-	56	-	56
Loan repayments from related parties		-	16	16	-	16
Other adjustments		4	1	5	-	5
Net cash used in investing activities		**(719)**	**(82)**	**(801)**	**-**	**(801)**
Cash flows from financing activities						
Movement on current asset investments		-	(4)	(4)	(46)	(50)
Issue of share capital		165	-	165	-	165
Interest received and other investment income		137	6	143	-	143
Interest paid		(292)	(22)	(314)	-	(314)
Dividends paid to minority interests		(139)	(1)	(140)	-	(140)
Issue of convertible debt		-	-	-	990	990
(Repayment)/receipt of short term borrowings		(1,490)	(2)	(1,492)	(47)	(1,539)
(Repayment)/receipt of medium and long term borrowings		1,176	(12)	1,164	(990)	174
Movement in minority loans		7	-	7	-	7
Other financing activity		-	(11)	(11)	-	(11)
Dividends paid to Company Shareholders		(547)	-	(547)	-	(547)
Net cash used in financing activities		**(983)**	**(46)**	**(1,029)**	**(93)**	**(1,122)**
Management of liquid resources		(344)	-	(344)	344	-
Net (decrease)/increase in cash and cash equivalents		**(55)**	**16**	**(39)**	**251**	**212**
Cash and cash equivalents at start of year[2]	9,10	**1,094**	**114**	**1,208**	**978**	**2,186**
Cash movements in year		(55)	16	(39)	251	212
Effects of exchange rate changes		-	2	2	17	19
Calculated cash and cash equivalents at end of period[2]	9,10	**1,039**	**132**	**1,171**	**1,246**	**2,417**

[1] IFRS adjustments exclude IAS 32 and IAS 39.
[2] Cash and cash equivalents per the cash flow statement is reconciled to the balance sheet in note 10.

4.2.4 Reconciliation of equity as at 30 June 2004

US$ million	Total share capital[1]	Retained earnings	Other reserves[2]	Total shareholders' equity	Minority interest	Total equity
UK GAAP at 30 June 2004	**2,355**	**19,000**	**1,176**	**22,531**	**4,160**	**26,691**
CTA transfer from retained earnings[3]	-	(580)	580	-	-	-
IFRS opening balance sheet adjustments		(1,335)	(379)	(1,714)	(31)	(1,745)
Movements arising in the year						
Reversal of goodwill amortisation	-	104	-	104	8	112
Deferred tax on fair value adjustments	-	2	(65)	(63)	(4)	(67)
Defined benefit arrangements	-	1	(10)	(9)	-	(9)
Translation of De Beers preference shares	-	(5)	(8)	(13)	-	(13)
Share based payments		(9)	21	12	(4)	8
Removal of proposed dividend	-	(281)	-	(281)	8	(273)
Other adjustments	-	3	(15)	(12)	3	(9)
Total IFRS adjustments		(2,100)	124	(1,976)	(20)	(1,996)
IFRS at 30 June 2004	**2,355**	**16,900**	**1,300**	**20,555**	**4,140**	**24,695**

[1] Total share capital comprises called-up share capital and the share premium account.
[2] *Detailed analysis is provided below.*
[3] Cumulative currency translation differences are deemed to be zero as at 1 January 2004. The currency translation adjustment ("CTA") transferred is therefore the UK GAAP currency translation gains/(losses) arising since that date.

Total other reserves are further analysed as:

US$ million	Merger reserve	Share based payment reserve	Cumulative translation adjustment reserve	Other reserves[1]	Total other reserves
UK GAAP reserves at 30 June 2004	**460**	**-**	**-**	**716**	**1,176**
CTA transfer from retained earnings[2]	-	-	580	-	580
IFRS opening balance sheet adjustments	(460)	25	-	56	(379)
Movements arising in the year					
Deferred tax on fair value adjustments	-	-	(65)	-	(65)
Defined benefit pension adjustment	-	-	(10)	-	(10)
Translation of De Beers' preference shares	-	-	(8)	-	(8)
Share based payments	-	19	2		21
Other adjustments	-	-	(15)	-	(15)
Total IFRS adjustments	(460)	44	484	56	124
IFRS reserves at 30 June 2004	**-**	**44**	**484**	**772**	**1,300**

[1] Other reserves comprise $685 million legal reserve and $87 million capital redemption reserve.
[2] Currency translation differences transferred are those arising since 1 January 2004.

4.2.5 Statement of changes in shareholders' equity for the six months ended 30 June 2004

US$ million	Total share capital[1]	Retained earnings	Share based payment reserve	Cumulative translation adjustment reserve	Other reserves	Total shareholders' equity	Minority interest	Total equity
Restated IFRS at 1 January 2004	**2,022**	**15,239**	**25**	**-**	**772**	**18,058**	**3,365**	**21,423**
Net IFRS profit for the period	-	2,226	-	-	-	2,226	190	2,416
Dividends paid	-	(554)	-	-	-	(554)	-	(554)
Shares issued	333	-	-	-	-	333	-	333
Share based payments[2]	-	5	19	-	-	24	3	27
Actuarial losses[3]	-	(8)		-	-	(8)	-	(8)
Subsidiary shares issued	-	-	-	-	-	-	890	890
Minority interest acquired	-	-	-	-	-	-	(425)	(425)
Deemed disposal of AngloGold	-	-	-	-	-	-	155	155
Dividend received by minority interest	-	-	-	-	-	-	(100)	(100)
Cumulative translation adjustment	-	-	-	489	-	489	62	551
Recycled CTA[4]	-	-	-	(5)	-	(5)	-	(5)
Other movements	-	(8)	-	-	-	(8)	-	(8)
Balance at 30 June 2004	**2,355**	**16,900**	**44**	**484**	**772**	**20,555**	**4,140**	**24,695**

[1] Total share capital comprises called-up share capital and the share premium account.
[2] Stated net of deferred tax of $3 million.
[3] Stated net of deferred tax of $3 million.
[4] Currency translation adjustment.

4.2.6 Statement of recognised income and expense for the six months ended 30 June 2004

US$ million	IFRS
IFRS profit for the period attributable to equity shareholders	**2,226**
Actuarial gains and losses on defined benefit retirement schemes	(11)
Deferred tax on actuarial losses	3
Other movements	(8)
Total recognised income and expense for the six months ended June 2004	**2,210**

4.2.7 Notes to the IFRS financial information for the six months ended 30 June 2004

1. Segmental information

By business segment

US$ million	Turnover	Operating profit before exceptional items	Operating profit	Net operating assets[1]
Group subsidiaries and joint ventures[2]				
Platinum	1,446	308	308	6,618
Gold	1,051	156	156	6,971
Coal	828	115	115	2,105
Base Metals	1,548	576	576	5,473
Industrial Minerals	1,831	179	179	4,535
Ferrous Metals and Industries	2,380	266	266	5,017
Paper and Packaging	3,262	322	322	6,166
Exploration	-	(56)	(56)	-
Corporate Activities	-	(108)	(108)	34
Total	12,346	1,758	1,758	36,919

[1] Net operating assets consist of tangible and intangible assets, biological assets, stocks and operating debtors less non interest bearing current liabilities.
[2] Joint ventures are proportionately consolidated.

Net income from associates is shown in the income statement. Group turnover excludes the Group's share of associates' turnover. As additional disclosure, turnover and operating profit of associates is given below, together with reconciliation from associates' operating profit to "net income from associates".

US$ million	Turnover	Operating profit before exceptional items	Operating profit
Associates			
Platinum	29	6	6
Gold	7	-	-
Diamonds	1,647	340	340
Coal	212	86	86
Base Metals	44	(8)	(8)
Industrial Minerals	12	2	2
Ferrous Metals and Industries	803	128	128
Paper and Packaging	109	6	6
Exploration	-	-	-
Corporate Activities	90	7	7
Total	2,953	567	567

Operating profit from associates is reconciled to "Net income from associates" as follows:

US$ million	IFRS
Operating profit	567
Non-operating exceptional gains	2
Income tax expense	(164)
Net finance charge	(66)
Underlying minority interest	(9)
Net income from associates	330

By geographic segment (by origin)

US$ million	Turnover	Operating profit	Net operating assets
Group subsidiaries and joint ventures			
South Africa	4,920	640	16,039
Rest of Africa	259	29	4,065
Europe	4,645	395	9,002
North America	437	21	853
South America	1,430	609	4,460
Australia and Asia	655	64	2,500
Total	12,346	1,758	36,919

Group turnover and operating profit does not include the Group's share of associates. As additional information, the Group's share of associates' turnover and operating profit is show below.

US$ million	Turnover	Operating profit
Associates		
South Africa	838	130
Rest of Africa	1,042	215
Europe	461	91
North America	288	29
South America	202	72
Australia and Asia	122	30
Total	2,953	567[1]

[1] Operating profit from associates is reconciled to "Net income from associates" as shown above.

2. Reconciliation of UK GAAP operating profit to IFRS operating profit

US$ million	UK GAAP revised	IFRS adjustments[1]	IFRS
Group subsidiaries and joint ventures[2]			
Platinum	314	(6)	308
Gold	133	23	156
Coal	112	3	115
Base Metals	573	3	576
Industrial Minerals	143	36	179
Ferrous Metals and Industries	260	6	266
Paper and Packaging	314	8	322
Exploration	(56)	-	(56)
Corporate Activities	(119)	11	(108)
Group operating profit – subsidiaries and joint ventures	1,674	84	1,758
Associates			
Platinum	6	-	6
Diamonds	350	(10)	340
Coal	84	2	86
Base Metals	(8)	-	(8)
Industrial Minerals	2	-	2
Ferrous Metals and Industries	127	1	128
Paper and Packaging	6	-	6
Corporate Activities	7	-	7
Total associates' operating profit	574	(7)	567
Total Group operating profit, including associates	2,248	77	2,325

[1] IFRS adjustments exclude IAS 32 and IAS 39. Further analysis of the IFRS adjustments is provided in Appendix II.
[2] These are aggregated results for Group subsidiaries and joint ventures, as joint venture entities are now proportionally consolidated.

3. Exceptional items

Items of income and expense that are material and require separate disclosure, in accordance with IAS 1.87, are classified as "exceptional items" on the face of the income statement. Exceptional items that relate to the underlying performance of the business are classified as "operating exceptional items" and include impairment charges and reversals. Exceptional items that do not relate to underlying business performance are classified as "non-operating exceptional items" and are presented below "Total profit from operations and associates" on the income statement. Non-operating exceptional items include profits and losses on disposals of investments, fixed assets and businesses, and costs of, or reversal of, provisions for reorganisations or restructuring.

US$ million	
Operating exceptional items under UK GAAP	-
IFRS adjustments	-
Total IFRS operating exceptional charges	-

US$ million	
Non-operating exceptional items under UK GAAP	535
IFRS adjustments[1]	472
Total IFRS non-operating exceptional gains	1,007
Disclosed as:	
Non-operating exceptional items	1,005
Included in "Net income from associates"	2
Total IFRS non-operating exceptional gains	1,007

[1] IFRS adjustments comprise:

Unrealised gain on deemed disposal of AngloGold	410
Recycling of CTA gain on deemed disposal of AngloGold	5
Reversal of exceptional loss on redemption of De Beers' preference shares	44
Unrealised gains on disposal of Pandora in Platinum	15
Other items	(2)
Total IFRS adjustments	472

Total profit from operations and associates before exceptional items is set out below:

US$ million	UK GAAP[1] revised	IFRS
Total profit from operations and associates	2,248	2,088
Share of associates' tax	(173)	-
Share of associates' finance charge	(48)	-
Share of associates' underlying minority interests	(10)	-
Share of associates' non-operating exceptional items	-	(2)
Total profit from operations and associates before exceptionals	2,017	2,086

[1] The UK result of $2,017 million shown here includes associates' share of tax, finance charges and minority interests to enable comparability with the IFRS number.

4. Tax on profit on ordinary activities

Analysis of charge for the six months

US$ million	IFRS
United Kingdom corporation tax at 30%	55
South Africa corporation tax at 30%	97
Other overseas taxation	132
Current tax on exceptional items	30
Total current tax	314
Deferred tax charge for the period	200
Deferred tax on exceptional items	2
Total deferred tax	202
Total tax charge	516

Reconciliation from UK GAAP tax charge to IFRS tax charge

US$ million	Current tax	Deferred tax	Total
UK GAAP tax charge	493	193	686
Fair value of biological assets	-	(1)	(1)
Removal of tax on dividends proposed	(10)	-	(10)
Reclassification of associates' tax	(169)	(4)	(173)
Deferred tax on fair value adjustments	-	(5)	(5)
Defined benefit arrangements	-	3	3
Share based payments	-	(2)	(2)
Other adjustments	-	18	18
IFRS tax charge	314	202	516

5. Headline earnings

US$ million	IFRS
Profit for period attributable to equity shareholders	2,226
Operating exceptional charges (see note 3)	-
Non-operating exceptional gains (see note 3)	(1,007)
Related tax on exceptional items	32
Related minority interest	(3)
Headline earnings for the financial period	1,248

Reconciliation of UK GAAP headline earnings to IFRS restated

US$ million	UK GAAP	IFRS adjustments[1]	IFRS
By business segment			
Platinum	139	(2)	137
Gold	66	1	67
Diamonds	217	(48)	169
Coal	147	1	148
Base Metals	455	(21)	434
Industrial Minerals	114	6	120
Ferrous Metals and Industries	207	1	208
Paper and Packaging	226	(3)	223
Exploration	(42)	-	(42)
Corporate Activities	(225)	9	(216)
Headline earnings	1,304	(56)	1,248

[1] IFRS adjustments exclude IAS 32 and IAS 39. Further analysis of the IFRS adjustments is provided in Appendix II.

6. Earnings per share

	IFRS
Basic number of ordinary shares outstanding (million)	1,429
Potentially dilutive ordinary shares (million)	67
Diluted number of ordinary shares outstanding (million)	1,496
Profit for the period attributable to equity shareholders	
Basic earnings per share (US$)	1.56
Diluted earnings per share (US$)	1.50
Headline earnings for the period attributable to equity shareholders	
Basic earnings per share (US$)	0.87
Diluted earnings per share (US$)	0.84

7. Reconciliation of Group profit to cash inflow from operating activities

US$ million	IFRS
Profit for the period before tax	2,932
Depreciation and amortisation	963
Exceptional items of subsidiaries and joint ventures	(1,005)
Share option expense	32
Net finance costs	161
Share of profit of associates	(330)
Provisions	2
Increase in stocks	(61)
Increase in operating debtors	(418)
Decrease in operating creditors	(42)
Other adjustments	8
Cash inflow from operating activities	2,242

8. Reconciliation of UK GAAP EBITDA to IFRS EBITDA

US$ million	UK GAAP	IFRS adjustments[1]	IFRS
By business segment			
Platinum	479	(14)	465
Gold	317	2	319
Diamonds	395	(20)	375
Coal	286	-	286
Base Metals	718	2	720
Industrial Minerals	281	6	287
Ferrous Metals and Industries	562	2	564
Paper and Packaging	532	(9)	523
Exploration	(56)	-	(56)
Corporate Activities	(81)	(2)	(83)
EBITDA	3,433	(33)	3,400

[1] IFRS adjustments exclude IAS 32 and IAS 39. Further analysis of the IFRS adjustments is provided in Appendix II.

9. Movement in net debt

US$ million	Cash and cash equivalents	Debt due within 1 year – carrying value	Debt due after 1 year – carrying value[1]	Current asset investments	Total net debt
Opening balance at 1 January 2004	2,186	(4,143)	(6,997)	25	(8,929)
Cash flow	212	1,539	(1,164)	50	637
Acquisitions excluding cash and cash equivalents	-	(275)	(268)	-	(543)
Reclassifications	-	(279)	279	-	-
Exchange movements	19	(30)	(108)	-	(119)
Closing balance at 30 June 2004	2,417	(3,188)	(8,258)	75	(8,954)

[1] Debt due after 1 year includes convertible debt.

10. Reconciliation of UK GAAP cash to IFRS cash and cash equivalents

US$ million	1 January 2004	30 June 2004
Cash defined under UK GAAP	1,094	1,039
Share of cash in joint ventures	116	134
Cash equivalents	1,007	1,322
Cash and cash equivalents per the balance sheet	2,217	2,495
Overdrafts (excluding joint ventures)	(29)	(76)
Share of overdrafts in joint ventures	(2)	(2)
IFRS cash and cash equivalents per the cash flow	2,186	2,417

11. Reconciliation from EBITDA to cash inflow from operating activities

US$ million	IFRS
EBITDA	3,400
Share of operating profit of associates, before exceptionals	(567)
Underlying depreciation in associates	(112)
Share option expense	32
Provisions	2
Increase in stocks	(61)
Increase in operating debtors	(418)
Increase in operating creditors	(42)
Other adjustments	8
Cash inflow from operating activities	2,242

4.3 CONSOLIDATED FINANCIAL INFORMATION AS AT 1 JANUARY 2004

4.3.1 Consolidated balance sheet as at 1 January 2004 (Opening balance sheet)

US$ million	Notes	As previously reported under UK GAAP (restated[1])	Proportional consolidation of joint ventures	UK GAAP revised	IFRS adjustments[2]	IFRS
Intangible fixed assets		2,267	127	2,394	(224)	2,170
Tangible fixed assets		24,379	1,700	26,079	(283)	25,796
Biological assets		-	-	-	346	346
Environmental rehabilitation trusts		-	-	-	190	190
Investments in associates		4,804	44	4,848	(1,010)	3,838
Fixed asset investments		772	9	781	501	1,282
Deferred tax assets		-	-	-	100	100
Share of joint ventures		1,630	(1,630)	-	-	-
Total non current assets		**33,852**	**250**	**34,102**	**(380)**	**33,722**
Stocks		2,744	125	2,869	(1)	2,868
Trade and other receivables		4,334	146	4,480	(119)	4,361
Current tax assets		49	-	49	-	49
Current asset investments		1,032	-	1,032	(1,007)	25
Cash and cash equivalents		1,094	116	1,210	1,007	2,217
Total current assets		**9,253**	**387**	**9,640**	**(120)**	**9,520**
Total assets		**43,105**	**637**	**43,742**	**(500)**	**43,242**
Short term borrowings		4,094	80	4,174	-	4,174
Trade and other payables		4,777	123	4,900	(570)	4,330
Current tax liabilities		447	5	452	(8)	444
Total creditors due within one year		**9,318**	**208**	**9,526**	**(578)**	**8,948**
Medium and long term borrowings		6,665	330	6,995	2	6,997
Retirement benefit obligations		681	6	687	359	1,046
Deferred tax liabilities		2,330	80	2,410	1,464	3,874
Provisions for liabilities and charges		943	13	956	(2)	954
Total long term liabilities		**10,619**	**429**	**11,048**	**1,823**	**12,871**
Total liabilities		**19,937**	**637**	**20,574**	**1,245**	**21,819**
Minority interests		3,396	-	3,396	(3,396)	-
Net assets		**19,772**	**-**	**19,772**	**1,651**	**21,423**
Equity						
Called-up share capital		738	-	738	-	738
Share premium account		1,284	-	1,284	-	1,284
Other reserves	4.3.2	1,176	-	1,176	(379)	797
Retained earnings	4.3.2	16,574	-	16,574	(1,335)	15,239
Total shareholders' equity		**19,772**	**-**	**19,772**	**(1,714)**	**18,058**
Minority interests	4.3.2	-	-	-	3,365	3,365
Total equity		**19,772**	**-**	**19,772**	**1,651**	**21,423**

[1] In 2004 the Group adopted UITF38 'Accounting for ESOP trusts'. As required by this abstract, own shares held by employee trusts were reclassified from other investment and recorded as a reduction in shareholders' funds.
[2] IFRS adjustments exclude IAS 32 and IAS 39.

4.3.2 Reconciliation of equity as at 1 January 2004

US$ million	Total share capital[1]	Retained earnings	Other reserves[2]	Total shareholders' equity	Minority interest	Total equity
UK GAAP at 1 January 2004	**2,022**	**16,574**	**1,176**	**19,772**	**3,396**	**23,168**
Net impairment of goodwill	-	(221)	-	(221)	7	(214)
Deferred tax on fair value adjustments	-	(1,389)	-	(1,389)	(96)	(1,485)
Reclassification of other reserves	-	404	(404)	-	-	-
Fair value of biological assets	-	29	-	29	(3)	26
Defined benefit arrangements	-	(568)	-	(568)	(8)	(576)
Share based payments		(19)	25	6		6
Removal of proposed dividend	-	552	-	552	70	622
Retranslation of De Beers' preference shares	-	(130)	-	(130)	-	(130)
Other adjustments	-	7	-	7	(1)	6
Total IFRS adjustments	-	(1,335)	(379)	(1,714)	(31)	(1,745)
IFRS at 1 January 2004	**2,022**	**15,239**	**797**	**18,058**	**3,365**	**21,423**

[1] Total share capital comprises called-up share capital and the share premium account.
[2] Detailed analysis is provided below.

Total other reserves are further analysed as follows:

US$ million	Merger reserve	Share based payment reserve	Cumulative translation adjustment reserve[1]	Other reserves[2]	Other reserves
UK GAAP share capital at 1 January 2004	**460**	**-**	**-**	**716**	**1,176**
Reclassification to retained earnings	(460)	-	-	56	(404)
Share based payments	-	25	-	-	25
Total IFRS adjustments	(460)	25	-	56	(379)
IFRS reserves at 1 January 2004	**-**	**25**	**-**	**772**	**797**

[1] UK GAAP at 1 January 2004 is deemed to be zero.
[2] Other reserves comprise $685 million legal reserve and $87 million capital redemption reserve.

5. ACCOUNTING POLICIES

Basis of consolidation

The financial statements incorporate a consolidation of the financial statements of the Company and entities controlled by the Company (its subsidiaries) made up to 31 December each year. Control is achieved where the Company has the power to govern the financial and operating policies of an investee entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the results of subsidiaries, joint ventures and associates to bring their accounting policies into line with those used by the Group. All intra-group transactions, balances, income and expenses are eliminated on consolidation, where appropriate.

The interest of minority shareholders is initially stated at the minority's proportion of the fair values of the assets and liabilities recognised on acquisition. Subsequently, any losses applicable to the minority interest in excess of the minority interest are allocated against the interests of the parent.

Associates

Associates are investments over which the Group is in a position to exercise significant influence, but not control or joint control, through participation in the financial and operating policy decisions of the investee. Typically the Group owns between 20% and 50% of the voting equity of its associates. Investments in associates are accounted for using the equity method of accounting except when classified as held for sale (see below).

Any excess of the cost of acquisition over the Group's share of the fair values of the identifiable net assets of the associate at the date of acquisition is recognised as goodwill. Where the Group's share of the fair values of the identifiable net assets of the associate at the date of acquisition exceeds the cost of the acquisition, the surplus, which represents the discount on the acquisition, is credited to the income statement in the period of acquisition.

The Group's share of associates' profit or loss is based on their most recent audited financial statements or unaudited interim statements drawn up to the Group's balance sheet date.

The total carrying values of investments in associates represent the cost of each investment including the carrying value of goodwill, the share of post-acquisition retained earnings, any other movements in reserves and any long-term debt interests which in substance form part of the Group's net investment. The carrying values of associates are reviewed on a regular basis and if an impairment in value has occurred, it is written off in the period in which those circumstances are identified. The Group's share of an associate's losses in excess of its interest in that associate is not recognised unless the Group has an obligation to fund such losses.

Joint venture entities

A joint venture entity is an entity in which the Group holds a long-term interest and shares joint control over the strategic financial and operating decisions with one or more other venturers under a contractual arrangement.

The Group's share of the assets, liabilities, income, expenditure and cash flows of jointly controlled entities are accounted for using proportionate consolidation. Proportionate consolidation combines the Group's share of the results of the joint venture entity on a line by line basis with similar items in the Group's financial statements.

Joint venture operations

The Group has contractual arrangements with other participants to engage in joint activities other than through a separate entity. The Group includes its assets, liabilities, expenditure and its share of revenue in such joint venture operations with similar items in the Group's financial statements.

Revenue recognition

Turnover amounts are measured at the fair value of consideration received or receivable, after deducting discounts, volume rebates, value added tax and other sales taxes. A sale is recognised when the significant risks and rewards of ownership have passed. This is when title and insurance risk has passed to the customer, and the goods have been delivered to a contractually agreed location.

Turnover from metal mining activities is based on the payable metal sold. Revenues from the sale of material by-products are included within turnover.

Where a by-product is not regarded as significant revenue may be credited against the cost of sales. The amount credited to cost of sales for the year ended 31 December 2004 was $81 million and $40 million for the period ended 30 June 2004 and relates principally to AngloGold Ashanti which credits uranium and silver to cost of sales in accordance with the Gold Industry Standard on production costs.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

Acquisitions and goodwill arising thereon

At the date of acquisition, the identifiable assets, liabilities and contingent liabilities of a subsidiary, joint venture entity or an associate are measured at their provisional fair values at the date of acquisition. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is attributed to goodwill. Provisional fair values are finalised within 12 months of the acquisition date.

Goodwill in respect of subsidiaries and joint ventures is included within intangible fixed assets. Goodwill relating to associates is included within the carrying value of the associate.

Where the fair values of the identifiable net assets acquired exceeds the cost of the acquisition, the surplus (ie the discount on the acquisition) is credited to income statement in the period of acquisition.

Goodwill arising on acquisitions before the date of transition to IFRS has been retained at the previous UK GAAP carrying value subject to being tested for impairment at that date. Subsequent impairment tests are performed in accordance with the "impairment policy" set out below.

Goodwill that was eliminated against reserves under UK GAAP prior to 1998 has not been reinstated and will not be included in determining any profit or loss on disposal.

Negative goodwill arising on acquisitions prior to 31 December 2003 has been eliminated against the income statement reserve at that date.

Tangible fixed assets

Mining properties and leases include the cost of acquiring and developing mining properties and mineral rights.

Mining properties are depreciated down to their residual values using the unit-of-production method based on proven and probable reserves. Depreciation is charged on new mining ventures from the date that the mining property is capable of commercial production. When there is little likelihood of a mineral right being exploited,

or the value of the exploitable mineral right has diminished below cost, a write-down to the recoverable amount is charged to the income statement.

Stripping costs incurred during the production phase to remove additional overburden or waste ore are deferred and charged to operating costs using the expected average stripping ratio over the average life of the area being mined.

Land and properties in the course of construction are carried at cost, less any recognised impairment. Depreciation commences when the assets are ready for their intended use. Buildings, plant and equipment are depreciated down to their residual values at varying rates, on the straight-line basis over their estimated useful lives. Estimated useful lives normally vary up to 20 years for items of plant and equipment and up to a maximum of 50 years for buildings.

Residual values are reviewed at least annually.

Assets held under finance leases are depreciated over the shorter of the lease term and the expected useful lives of the assets.

Impairment of tangible and intangible assets excluding goodwill

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment (if any). Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. An intangible asset with an indefinite useful life is tested for impairment annually and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment is recognised immediately as an expense.

Where an impairment subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment been recognised for the asset (or cash-generating unit) in prior years. A reversal of an impairment is recognised as income immediately.

Impairment of goodwill

Goodwill arising on acquisition is allocated to the group of cash-generating units that are expected to benefit from the synergies of the combination and represents the lowest level at which goodwill is monitored by the Group's board of directors for internal management purposes. The recoverable amount of the group of cash-generating units to which goodwill has been allocated is tested for impairment annually on a consistent date during each financial year, or when such events or changes in circumstances indicate that it may be impaired.

Any impairment is recognised immediately in the income statement. Impairments of goodwill are not subsequently reversed.

Research and exploration expenditure

Research and exploration expenditure is written off in the year in which it is incurred. When a decision is taken that a mining property should be developed for commercial production, all further directly attributable, pre-production expenditure is capitalised. Capitalisation of pre-production expenditure ceases when the mining property is capable of commercial production.

Capitalised pre-production expenditure is assessed for impairment in accordance with the group accounting policy stated above.

Afforestation and other agricultural activity

Afforestation and other agricultural assets are measured at their fair values less estimated selling costs during the period of biological transformation, from initial recognition up to the point of harvest. The fair values are determined based on current market prices for the assets in their present location and condition.

Changes in fair value are recognised in the income statement within operating costs for the period between planting and harvest. At point of harvest, the carrying value of afforestation and other agricultural assets is transferred to inventory.

Inventory

Inventory and work-in-progress are valued at the lower of cost and net realisable value. The production cost of inventory includes an appropriate proportion of depreciation and production overheads. Cost is determined on the following bases:

- raw materials and consumables are valued at cost on a first-in, first-out (FIFO) basis;
  metal, coal and coke stocks are valued at average cost; and
- finished products are valued at raw material cost, labour cost and a proportion of manufacturing overhead expenses.

Retirement benefits

The Group operates both defined benefit and defined contribution schemes for its employees. For defined contribution schemes the amount charged to the income statement account is the contributions paid or payable during the year.

For defined benefit pension and post-retirement medical plans, full actuarial valuations are carried out every three years using the projected unit credit method and updates are performed for each financial year end. The average discount rate for the plans' liabilities is based on AA rated corporate bonds of a suitable duration and currency. Pension plans' assets are measured using market values.

The Group has adopted the proposed amendment to IAS 19, and as such actuarial gains and losses, which can arise from differences between expected and actual outcomes or changes in actuarial assumptions, are recognised immediately in the consolidated statement of changes in equity. Any increase in the present value of plans' liabilities expected to arise from employee service during the period is charged to operating profit. The expected return on the plans' assets and the expected increase during the period in the present value of the plans' liabilities arising are included in other finance income.

Past service cost is recognised immediately to the extent that the benefits are already vested, and otherwise is amortised on a straight-line basis over the average period until the benefits become vested.

The retirement benefit obligation recognised in the balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognised past service costs, and as reduced by the fair value of scheme assets. Any asset resulting from this calculation is limited to past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

Restoration, rehabilitation and environmental costs

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the development or ongoing production of a mining property. Such costs arising from the installation of plant and other site preparation work, discounted to its net present value, are provided for and capitalised at the start of each project, as soon as the obligation to incur such costs arises. These costs are charged against profits over the life of the operation, through the depreciation of the asset and the unwinding of the discount on the provision. Costs for restoration of subsequent site damage which is created on an ongoing basis during production are provided for at their net present values and charged against profits as extraction progresses.

Changes in the measurement of a liability relating to the decommissioning of plant or other site preparation work that result from changes in the estimated timing or amount of the cash flow, or a change in the discount rate, are added to, or deducted from, the cost of the related asset in the current period. If a decrease in the liability exceeds the carrying amount of the asset, the excess shall be recognised immediately in the income statement. If the asset value is increased and there is an indication that the revised carrying value is not recoverable, an impairment test is performed in accordance with the accounting policy above.

Environmental rehabilitation trusts holding monies committed for use in satisfying environmental obligations are presented separately on the balance sheet as non current assets.

Exceptional items

Items of income and expense that are material and require separate disclosure, in accordance with IAS 1.87, are classified as "exceptional items" on the face of the income statement. Exceptional items that relate to the underlying performance of the business are classified as "operating exceptional items" and include impairment charges and reversals. Exceptional items that do not relate to underlying business performance are classified as "non-operating exceptional items" and are presented below "Total profit from operations and associates" on the income statement. Non-operating exceptional items include profits and losses on disposals of investments, fixed assets and businesses, and costs of, or reversal of, provisions for reorganisations or restructuring.

Taxation

The tax expense represents the sum of the current tax charge and the movement in deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are not taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary differences arise from goodwill or from the initial recognition (other than in a business combination) of an asset or liability in a transaction that affects neither the tax profit nor accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries, joint ventures, and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and is adjusted to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also taken directly to equity.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Leases

Rental costs under operating leases are charged to the income statement account in equal annual amounts over the lease term.

Assets held under finance leases are recognised as assets of the Group on inception of the lease at the lower of fair value or the present value of the minimum lease payments derived by discounting at the interest rate implicit in the lease. The interest element of the rental is charged against profit so as to produce a constant periodic rate of interest on the remaining balance of the liability, unless it is directly attributable to qualifying assets, in which case it is capitalised in accordance with the Group's general policy on borrowing costs (see below).

Foreign currency transactions and translation

Foreign currency transactions by Group companies are booked in their functional currencies at the exchange rate ruling on the date of transaction. At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Gains and losses arising on retranslation are included in net profit or loss for the period.

On consolidation, the assets and liabilities of the Group's overseas operations are translated into the presentation currency of the Group at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period where these approximate the rates at the dates of transactions. Exchange differences arising, if any, are classified within equity and transferred to the Group's currency translation reserve. The Group elected to set the currency translation reserve to zero at 1 January 2004 in accordance with IFRS 1. Exchange differences on foreign currency loans financing these overseas operations are offset in the currency translation reserve in accordance with net investment hedge accounting rules.

Cumulative translation differences arising after the transition date to IFRS are recognised as income or as expenses in the period in which the operation they relate to is disposed of.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets of the foreign entity and translated at the closing rate. Where applicable, the Group has elected to treat goodwill arising on acquisitions before the date of transition to IFRS as US dollar denominated assets.

Borrowing costs

Interest on borrowings directly relating to the financing of qualifying capital projects under construction is added to the capitalised cost of those projects during the construction phase, until such time as the assets are substantially ready for their intended use or sale which, in the case of mining properties, is when they are capable of commercial production. Where funds have been borrowed specifically to finance a project, the amount capitalised represents the actual borrowing costs incurred. Where the funds used to finance a project form part of general borrowings, the amount capitalised is calculated using a weighted average of rates applicable to relevant general borrowings of the Group during the period.

All other borrowing costs are recognised in profit or loss in the period in which they are incurred.

Employee share awards

The Group has applied the requirements of IFRS 2 *Share based payments*. In accordance with the transitional provisions, IFRS 2 has been applied to all grants of equity instruments after 7 November 2002 that had not vested as at 1 January 2005.

The Group makes equity-settled share based payments to certain employees, which are measured at fair value at the date of grant. For those share schemes which do not include non market vesting conditions, the fair value is determined at the grant date and expensed on a straight-line basis over the vesting period, based on the Group's estimate of shares that will eventually vest. The fair value of share options issued with non market vesting conditions has been calculated using the Black Scholes model. The fair value of share awards with market related vesting conditions has been calculated using the Monte Carlo method. For all other share awards, the fair value is determined by reference to the market value of the share at the date of grant. For all share schemes with non-market related vesting conditions, the likelihood of vesting has been taken into account when determining the IFRS charge. Vesting assumptions are reviewed during each reporting period to ensure they reflect current expectations.

Employee benefit trust

The carrying value of shares held by the employee benefit trust are recorded as a reduction in retained earnings within shareholders' equity.

Reporting currency

As permitted by UK company law, the Group reports in US dollars, the currency in which most of its business is conducted.

6. INDEPENDENT AUDITORS' REPORT TO THE BOARD OF DIRECTORS OF ANGLO AMERICAN PLC ON THE PRELIMINARY FINANCIAL INFORMATION AND PRO FORMA FINANCIAL INFORMATION FOR THE YEAR ENDED 31 DECEMBER 2004

In accordance with our engagement letter dated 6th May 2005, we have audited:

- the accompanying preliminary International Financial Reporting Standards ("IFRS") consolidated financial information of Anglo American plc for the year ended 31 December 2004, excluding the impact of IAS 32 and IAS 39, which comprises the consolidated income statement, the consolidated balance sheet, the consolidated cash flow statement, the reconciliation of equity, the statement of changes in equity, the statement of recognised income and expense and related notes 1 to 11, (hereinafter referred to as "the preliminary financial information"); and
- the pro forma consolidated financial information, including the impact of IAS 32 and IAS 39, which comprises the consolidated income statement and consolidated balance sheet (hereinafter referred to as "the pro forma financial information").

This preliminary financial information and pro forma financial information is the responsibility of the Company's directors. They have been prepared by management as part of the Company's conversion to IFRS in accordance with the "Basis of Preparation" set out in Section 3, which describes how IFRSs have been applied under IFRS 1, including the assumptions management has made about the standards and interpretations expected to be effective, and Section 5 which describes the accounting policies expected to be adopted, when management prepares its first complete set of IFRS financial statements as at 31 December 2005. In preparing that first complete set of IFRS financial statements management expects to take the option in IFRS 1 not to restate the 2004 comparatives for IAS 32 and IAS 39. However, in order to provide comparable information management has chosen to prepare the pro forma financial information which assumes the application of IAS 32 and IAS 39 to transactions and financial instruments to entities other than those disposed of in 2004 and to contracts other than those containing embedded derivatives that no longer existed as at 1 January 2005 and the application of hedge accounting where management believes it is appropriate to assume the relevant accounting criteria regarding documentation and testing of effectiveness could have been met even though the necessary documentation was not in place.

Our report has been prepared solely for the exclusive use of the directors and solely for the purpose of assisting them in connection with Anglo American plc's conversion of the basis of the preparation of the financial statements to IFRS. Our work has been undertaken so that we might state to the directors those matters we are required to state to them in an auditors' report and for no other purpose. We do not accept or assume responsibility to anyone other than the directors for our work, for this report, or for the opinions we have formed.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the preliminary financial information and pro forma financial information are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the preliminary financial information and pro forma financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the preliminary financial information and pro forma financial information. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of matter

Without qualifying our audit opinion, we draw attention to the fact that there is a possibility that the accompanying preliminary financial information and pro forma financial information may require adjustment before constituting the final financial information and final pro forma financial information for inclusion in IFRS financial statements for the year ending 31 December 2005. This is because, as set out in section 1, International Accounting Standards are subject to on going review and possible amendment. Moreover, we draw attention to the fact that, under IFRSs, only a complete set of financial statements comprising an income statement, balance sheet, statement of changes in equity, cash flow statement, together with comparative financial information and explanatory notes, can provide a fair presentation of the group's

financial position, results of operations and cash flows in accordance with IFRSs.

Opinion
In our opinion, the accompanying preliminary financial information and pro forma financial information for the year ended 31 December 2004 has been prepared, in all material respects, in accordance with the basis set out in the "Basis of preparation" set out in Section 3 and accounting policies set out in Section 5.

Deloitte & Touche LLP
Chartered Accountants
London
9th May 2005

7. INDEPENDENT REVIEW REPORT TO THE BOARD OF DIRECTORS OF ANGLO AMERICAN PLC ON THE PRELIMINARY FINANCIAL INFORMATION AND PRO FORMA FINANCIAL INFORMATION FOR THE SIX MONTHS ENDED 30 JUNE 2004

In accordance with our engagement letter dated 6th May 2005, we have reviewed:

- the accompanying preliminary International Financial Reporting Standards ("IFRS") consolidated financial information of Anglo American plc for the six months ended 30 June 2004, excluding the impact of IAS 32 and IAS 39, which comprises the consolidated income statement, the consolidated balance sheet, the consolidated statement of changes in equity, consolidated cash flow statement, the reconciliation of equity, the statement of changes in equity, the statement of recognised income and expense and related notes 1 to 11 (hereinafter referred to as "the preliminary financial information"); and
- the pro forma consolidated financial information, including the impact of IAS 32 and IAS 39, which comprises the consolidated income statement and consolidated balance sheet (hereinafter referred to as "the pro forma financial information").

This preliminary financial information and pro forma financial information is the responsibility of the Company's directors. They have been prepared by management as part of the Company's conversion to IFRS in accordance with the "Basis of Preparation" set out in Section 3, which describes how IFRSs have been applied under IFRS 1, including the assumptions management has made about the standards and interpretations expected to be effective, and Section 5 which describes the accounting policies expected to be adopted, when management prepares its first complete set of IFRS financial statements as at 31 December 2005. In preparing that first complete set of IFRS financial statements management expects to take the option in IFRS 1 not to restate the 2004 comparatives for IAS 32 and IAS 39. However, in order to provide comparable information management has chosen to prepare the pro forma financial information which assumes the application of IAS 32 and IAS 39 to transactions and financial instruments to entities other than those disposed of in 2004 and to contracts other than those containing embedded derivatives that no longer existed as at 1 January 2005 and the application of hedge accounting where management believes it is appropriate to assume the relevant accounting criteria regarding documentation and testing of effectiveness could have been met even though the necessary documentation was not in place.

Our responsibility is to express an opinion on this financial information and pro forma financial information based on our review. Our report has been prepared solely for the exclusive use of the directors and solely for the purpose of assisting them in connection with Anglo American plc's conversion of the basis of the preparation of the financial statements to IFRSs. Our work has been undertaken so that we might state to the directors those matters we are required to state to them in a review report and for no other purpose. We do not accept or assume responsibility to anyone other than the directors for our work, for this report, or for the conclusions we have formed.

Review work performed
We conducted our review in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. A review consists principally of making enquiries of group management and applying analytical procedures to the preliminary financial information and pro forma financial information and underlying financial data and, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of control and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the preliminary financial information or the pro forma financial information.

Emphasis of matter
Without modifying our review opinion, we draw attention to the fact that there is a possibility that the accompanying preliminary financial information and pro forma financial information may require adjustment before constituting the final financial information and final pro forma financial information for inclusion in the IFRS interim information for the six months ending 30 June 2005. This is because, as set out in section 1, International Accounting Standards are subject to on going review and possible

amendment. Moreover, we draw attention to the fact that, under IFRSs, only a complete set of financial statements comprising an income statement, balance sheet, statement of changes in equity, cash flow statement, together with comparative financial information and explanatory notes, can provide a fair presentation of the group's financial position, results of operations and cash flows in accordance with IFRSs.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the accompanying preliminary financial information and pro forma financial information for the six months ended 30 June 2004 which has been prepared in accordance with the basis set out in the "Basis of preparation" set out in Section 3 and accounting policies set out in Section 5.

Deloitte & Touche LLP
Chartered Accountants
London
9th May 2005

8. INDEPENDENT AUDITORS' REPORT TO THE BOARD OF DIRECTORS OF ANGLO AMERICAN PLC ON THE PRELIMINARY FINANCIAL INFORMATION AS AT 1 JANUARY 2004

In accordance with our engagement letter dated 6th May 2005, we have audited the accompanying preliminary International Financial Reporting Standards ("IFRS") consolidated financial information of Anglo American plc as at 1 January 2004, excluding the impact of IAS 32 and 39, which comprises the consolidated balance sheet and reconciliation of equity (hereinafter referred to as "the preliminary financial information"). This financial information is the responsibility of the Company's directors. It has been prepared as part of the Company's conversion to IFRS in accordance with the "Basis of Preparation" set out in Section 3, which describes how IFRSs have been applied under IFRS 1, including the assumptions management has made about the standards and interpretations expected to be effective, and Section 5 which describes the accounting policies expected to be adopted, when management prepares its first complete set of IFRS financial statements as at 31 December 2005. Our responsibility is to express an opinion on this financial information based on our audit.

Our report has been prepared solely for the exclusive use of the directors and solely for the purpose of assisting them in connection with Anglo American plc's conversion of the basis of the preparation of the financial statements to IFRSs. Our work has been undertaken so that we might state to the directors those matters we are required to state to them in an auditors' report and for no other purpose. We do not accept or assume responsibility to anyone other than the directors for our work, for this report, or for the opinions we have formed.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the preliminary financial information is free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the preliminary financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the preliminary financial information. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of matter

Without qualifying our audit opinion, we draw attention to the fact that there is a possibility that the accompanying preliminary financial information may require adjustment before constituting the final financial information. This is because, as set out in section 1, International Accounting Standards are subject to on going review and possible amendment. Moreover, we draw attention to the fact that, under IFRS, only a complete set of financial statements comprising an income statement, balance sheet, statement of changes in equity, cash flow statement, together with comparative financial information and explanatory notes, can provide a fair presentation of the Group's financial position, results of operations and cash flows in accordance with IFRSs.

Opinion

In our opinion, the accompanying preliminary financial information as at 1 January 2004 has been prepared, in all material respects, in accordance with the basis set out in the "Basis of preparation" set out in Section 3 and accounting policies set out in Section 5.

Deloitte & Touche LLP
Chartered Accountants
London
9th May 2005

Appendix I – Pro forma IAS 32 and 39 Financial Information

Accounting policies

Financial assets and financial liabilities are recognised on the Group's balance sheet when the Group becomes a party to the contractual provisions of the instrument.

Trade receivables

Trade receivables do not carry any interest and are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts.

Trade payables

Trade payables are not interest bearing and are stated at their nominal value.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Investments

Investments, other than investments in joint ventures and associates, are initially recorded at cost. At subsequent reporting dates, financial assets that the Group has the expressed intention and ability to hold to maturity ("held-to-maturity") are measured at amortised cost, less any impairment. The amortisation of any discount or premium on the acquisition of a held-to-maturity investment is recognised in the income statement in each period using the effective interest method.

Investments other than those classified as held-to-maturity are classified as either "fair value through profit or loss" which includes investments held for trading as a sub-category or "available-for-sale" investments, other than "held-to-maturity" investments, are measured at each reporting date at fair value. Where investments are held for trading purposes, unrealised gains and losses are included in the income statement account for the period. For available-for-sale investments, unrealised gains and losses are recognised in equity, until the security is disposed or impaired, at which time the cumulative gain or loss previously recognised in equity is included in the income statement account.

Financial liability and equity

Financial liabilities and equity instruments are classified and accounted for as debt or equity according to the substance of the contractual arrangements entered into. An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities.

Convertible bonds

Convertible bonds denominated in the functional currency of the entity issuing the bond, are regarded as compound instruments, consisting of a liability and an equity component. At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for similar non-convertible debt and is recorded within borrowings. The difference between the proceeds of issue of the convertible bond and the fair value assigned to the liability component, representing the embedded option to convert the liability into equity of the Group, is included in equity.

Where the embedded option is in a convertible bond denominated in a currency other than the functional currency of the entity issuing the bond, the option is classified as a liability, in accordance with IFRIC guidance issued in their published update following their April 2005 meeting. The option is marked to market with subsequent gains and losses being recorded through the income statement within "net finance costs".

Issue costs are apportioned between the liability and equity components of the convertible bonds where appropriate based on their relative carrying amounts at the date of issue. The portion relating to the equity component is charged directly against equity.

The interest expense on the liability component is calculated by applying the prevailing market interest rate for similar non-convertible debt to the liability component of the instrument. The difference between this amount and the interest paid is added to the carrying amount of the convertible bond.

Bank borrowings

Interest-bearing bank loans and overdrafts are recorded at the proceeds received, net of direct transaction costs. Finance charges, including premiums payable on settlement or redemption and direct issue costs, are accounted for on an accruals basis and charged to the income statement using the effective interest method and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Derivative financial instruments and hedge accounting

In order to hedge its exposure to foreign exchange, interest rate and commodity price risk, the Group enters into forward, option and swap contracts. The Group does not use derivative financial instruments for speculative purposes.

All derivatives are held at fair value in the balance sheet within "other financial assets" or "other financial liabilities", and are classified as current or non current depending on the maturity of the derivative.

Changes in the fair value of derivative financial instruments that are designated and effective as hedges of future cash flow are recognised directly in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement account. If the cash flow hedge of a firm commitment or forecasted transaction results in the recognition of an asset or a liability, then, at the time the asset or liability is recognised, the associated gains or losses on the derivative that had previously been recognised in equity are included in the initial measurement of the asset or liability. For hedges that do not result in the recognition of an asset or a liability, amounts deferred in equity are recognised in the income statement in the same period in which the hedged item affects net profit or loss.

For an effective hedge of an exposure to changes in fair value, the hedged item is adjusted for changes in fair value attributable to the risk being hedged with the corresponding entry in profit or loss. Gains or losses from re-measuring the derivative, or for non-derivatives the foreign currency component of its carrying amount, are recognised in profit or loss.

The gain or loss on hedging instruments relating to the effective portion of a net investment hedge is recognised in equity. The ineffective portion is recognised immediately in the income statement account. Gains or losses accumulated in equity are included in the income statement account when the foreign operations are disposed of.

Changes in the fair value of any derivative instrument that are not hedge accounted are recognised immediately in the income statement account.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecast transaction occurs. If a hedge transaction is no longer expected to occur, the net cumulative gain or loss previously recognised in equity is included in the income statement of the period.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of their host contracts and the host contracts are not carried at fair value with unrealised gains or losses reported in the income statement.

Appendix I   Pro forma IAS 32 and IAS 39 financial information

Pro forma consolidated income statement for the year ended 31 December 2004

US$ million	IFRS[1]	IAS 32 and 39 adjustments	IFRS pro forma
Group turnover	**26,268**	**57**	**26,325**
Total operating costs	**(22,627)**	**(185)**	**(22,812)**
Operating exceptional items	25	(66)	(41)
Group operating profit	**3,666**	**(194)**	**3,472**
Net income from associates	550	1	551
Total profit from operations and associates	**4,216**	**(193)**	**4,023**
Non-operating exceptional items	1,015	(23)	992
Net finance costs	(367)	(56)	(423)
Profit before tax	**4,864**	**(272)**	**4,592**
Income tax expense	(923)	78	(845)
Profit for the financial year	**3,941**	**(194)**	**3,747**
Attributable to			
Minority interests	440	(55)	385
Equity shareholders of the Company	**3,501**	**(139)**	**3,362**
Total dividends paid and proposed	(827)	-	(827)
Retained profit	**2,674**	**(139)**	**2,535**

[1] Excludes the impact of IAS 32 and IAS 39.

Pro forma IAS 32 and IAS 39 consolidated balance sheet as at 31 December 2004

US$ million	IFRS[1]	IAS 32 and 39 adjustments	IFRS pro forma
Intangible fixed assets	2,644	-	2,644
Tangible fixed assets	33,172	(153)	33,019
Biological assets	374	-	374
Environmental rehabilitation trust	237	-	237
Investments in associates	3,486	4	3,490
Financial asset investments	1,084	58	1,142
Deferred tax assets	128	(1)	127
Other financial assets (derivatives)	-	675	675
Other non current assets	66	-	66
Total non current assets	**41,191**	**583**	**41,774**
Stocks	3,549	-	3,549
Trade and other receivables	5,534	(86)	5,448
Current tax assets	220	-	220
Other financial assets (derivatives)	-	670	670
Current asset investments	2	-	2
Cash and cash equivalents	2,955	-	2,955
Total current assets	**12,260**	**584**	**12,844**
Total assets	**53,451**	**1,167**	**54,618**
Short term borrowings	3,383	56	3,439
Trade and other payables	5,368	(78)	5,290
Current tax liabilities	831	(1)	830
Other financial liabilities (derivatives)	-	635	635
Total creditors due within one year	**9,582**	**612**	**10,194**
Medium and long term borrowings	7,817	143	7,960
Retirement benefit obligations	1,201	-	1,201
Other financial liabilities (derivatives)	-	611	611
Deferred tax liabilities	5,566	(86)	5,480
Provisions for liabilities and charges	1,328	-	1,328
Total long term liabilities	**15,912**	**668**	**16,580**
Total liabilities	**25,494**	**1,280**	**26,774**
Net assets	**27,957**	**(113)**	**27,844**
Equity			
Called-up share capital	747	-	747
Share premium account	1,633	-	1,633
Other reserves	3,091	222	3,313
Retained earnings	17,898	(187)	17,711
Total shareholders' equity	**23,369**	**35**	**23,404**
Minority interests	4,588	(148)	4,440
Total equity	**27,957**	**(113)**	**27,844**

[1] Excludes the impact of IAS 32 and IAS 39.

Pro forma IAS 32 and IAS 39 consolidated income statement for the six months ended 30 June 2004

US$ million	IFRS[1]	IAS 32 and 39 adjustments	IFRS pro forma
Group turnover	**12,346**	**11**	**12,357**
Total operating costs	**(10,588)**	**(90)**	**(10,678)**
Operating exceptional items	-	(1)	(1)
Group operating profit	**1,758**	**(80)**	**1,678**
Net income from associates	330	14	344
Total profit from operations and associates	**2,088**	**(66)**	**2,022**
Non-operating exceptional items	1,005	(18)	987
Net finance costs	(161)	(20)	(181)
Profit before tax	**2,932**	**(104)**	**2,828**
Income tax expense	(516)	55	(461)
Profit for the financial period	**2,416**	**(49)**	**2,367**
Attributable to			
Minority interests	190	(13)	177
Equity shareholders of the Company	**2,226**	**(36)**	**2,190**
Total dividends paid and proposed	(554)	-	(554)
Retained profit	**1,672**	**(36)**	**1,636**

[1] Excludes the impact of IAS 32 and IAS 39.

Pro forma IAS 32 and IAS 39 consolidated balance sheet as at 30 June 2004

US$ million	IFRS[1]	IAS 32 and 39 adjustments	IFRS pro forma
Intangible fixed assets	2,501	-	2,501
Tangible fixed assets	30,227	(89)	30,138
Biological assets	374	-	374
Environmental rehabilitation trust	182	-	182
Investments in associates	3,386	22	3,408
Financial asset investments	1,197	53	1,250
Deferred tax assets	97	5	102
Other financial assets (derivatives)	-	354	354
Total non current assets	**37,964**	**345**	**38,309**
Stocks	3,148	-	3,148
Trade and other receivables	5,041	(12)	5,029
Current tax assets	192	-	192
Other financial assets (derivatives)	-	379	379
Current asset investments	75	-	75
Cash and cash equivalents	2,495	-	2,495
Total current assets	**10,951**	**367**	**11,318**
Total assets	**48,915**	**712**	**49,627**
Short term borrowings	3,266	(1)	3,265
Trade and other payables	4,732	6	4,738
Current tax liabilities	679	-	679
Other financial liabilities (derivatives)	-	482	482
Total creditors due within one year	**8,677**	**487**	**9,164**
Medium and long term borrowings	8,258	(115)	8,143
Retirement benefit obligations	1,081	-	1,081
Other financial liabilities (derivatives)	-	465	465
Deferred tax liabilities	5,049	(23)	5,026
Provisions for liabilities and charges	1,155	(87)	1,068
Total long term liabilities	**15,543**	**240**	**15,783**
Total liabilities	**24,220**	**727**	**24,947**
Net assets	**24,695**	**(15)**	**24,680**
Equity			
Called-up share capital	746	-	746
Share premium account	1,609	-	1,609
Other reserves	1,300	176	1,476
Retained earnings	16,900	(78)	16,822
Total shareholders' equity	**20,555**	**98**	**20,653**
Minority interests	4,140	(113)	4,027
Total equity	**24,695**	**(15)**	**24,680**

(1) Excludes the impact of IAS 32 and IAS 39.

Pro forma IAS 32 and IAS 39 reconciliation with detailed adjustments – consolidated income statement for the year ended 31 December 2004

US$ million	IFRS[1]	Financial asset fair value	Cash flow hedge	Derivatives[2]	Convertible debt	Other adjustments	IFRS pro forma
Group turnover	**26,268**	**-**	**-**	**10**	**-**	**47**	**26,325**
Total operating costs	**(22,627)**	**2**	**-**	**(140)**	**-**	**(47)**	**(22,812)**
Operating exceptional items	25	-	-	(66)	-	-	(41)
Group operating profit	**3,666**	**2**	**-**	**(196)**	**-**	**-**	**3,472**
Net income from associates	550	(4)	15	(10)	-	-	551
Total profit from operations and associates	**4,216**	**(2)**	**15**	**(206)**	**-**	**-**	**4,023**
Non-operating exceptional items	1,015	(51)	-	-	-	28	992
Net finance costs	(367)	-	-	(47)	(14)	5	(423)
Profit before tax	**4,864**	**(53)**	**15**	**(253)**	**(14)**	**33**	**4,592**
Income tax expense	(923)	8	1	64	8	(3)	(845)
Profit for the financial year	**3,941**	**(45)**	**16**	**(189)**	**(6)**	**30**	**3,747**
Attributable to							
Minority interests	440	1	1	(62)	6	(1)	385
Equity shareholders of the Company	**3,501**	**(46)**	**15**	**(127)**	**(12)**	**31**	**3,362**
Total dividends paid and proposed	(827)	-	-	-	-	-	(827)
Retained profit	**2,674**	**(46)**	**15**	**(127)**	**(12)**	**31**	**2,535**

[1] Excludes the impact of IAS 32 and IAS 39.
[2] Includes any resulting write down to asset carrying values following the recognition of embedded derivatives.

Pro forma IAS 32 and IAS 39 reconciliation with detailed adjustments – consolidated net assets as at 31 December 2004

US$ million	IFRS[1]	Financial asset fair value	Cash flow hedge	Fair value hedge	Derivatives[2]	Convertible debt	Other adjustments	IFRS pro forma
Intangible fixed assets	2,644	-	-	-	-	-	-	2,644
Tangible fixed assets	33,172	-	(2)	-	(151)	-	-	33,019
Biological assets	374	-	-	-	-	-	-	374
Environmental rehabilitation trust	237	-	-	-	-	-	-	237
Investments in associates	3,486	2	-	-	2	-	-	3,490
Financial asset investments	1,084	58	-	-	-	-	-	1,142
Deferred tax assets	128	-	-	-	(1)	-	-	127
Other financial assets (derivatives)	-	-	187	2	486	-	-	675
Other non current assets	66	-	-	-	-	-	-	66
Total non current assets	**41,191**	**60**	**185**	**2**	**336**	**-**	**-**	**41,774**
Stocks	3,549	-	-	-	-	-	-	3,549
Trade and other receivables	5,534	-	8	(5)	(80)	-	(9)	5,448
Current tax assets	220	-	-	-	-	-	-	220
Other financial assets (derivatives)	-	-	31	4	635	-	-	670
Current asset investments	2	-	-	-	-	-	-	2
Cash and cash equivalents	2,955	-	-	-	-	-	-	2,955
Total current assets	**12,260**	**-**	**39**	**(1)**	**555**	**-**	**(9)**	**12,844**
Total assets	**53,451**	**60**	**224**	**1**	**891**	**-**	**(9)**	**54,618**
Short term borrowings	3,383	-	-	-	56	-	-	3,439
Trade and other payables	5,368	-	(12)	(1)	(64)	-	(1)	5,290
Current tax liabilities	831	-	-	-	(1)	-	-	830
Other financial liabilities (derivatives)	-	-	17	12	614	-	(8)	635
Total creditors due within one year	**9,582**	**-**	**5**	**11**	**605**	**-**	**(9)**	**10,194**
Medium and long term borrowings	7,817	-	-	(11)	288	(134)	-	7,960
Retirement benefit obligations	1,201	-	-	-	-	-	-	1,201
Other financial liabilities (derivatives)	-	-	481	2	73	55	-	611
Deferred tax liabilities	5,566	3	(103)	-	(7)	19	2	5,480
Provisions for liabilities and charges	1,328	-	-	-	-	-	-	1,328
Total long term liabilities	**15,912**	**3**	**378**	**(9)**	**354**	**(60)**	**2**	**16,580**
Total liabilities	**25,494**	**3**	**383**	**2**	**959**	**(60)**	**(7)**	**26,774**
Net assets	**27,957**	**57**	**(159)**	**(1)**	**(68)**	**60**	**(2)**	**27,844**

[1] Excludes the impact of IAS 32 and IAS 39.
[2] Includes any resulting write down to asset carrying values following the recognition of embedded derivatives.

Pro forma IAS 32 and IAS 39 reconciliation with detailed adjustments – consolidated income statement for the six months ended 30 June 2004

US$ million	IFRS[1]	Financial asset fair value	Cash flow hedge	Embedded derivatives[2]	Convertible debt	Other adjustments[3]	IFRS pro forma
Group turnover	**12,346**	**-**	**-**	**(13)**	**-**	**24**	**12,357**
Total operating costs	**(10,588)**	**1**	**-**	**(67)**	**-**	**(24)**	**(10,678)**
Operating exceptional items	-	-	-	-	-	(1)	(1)
Group operating profit	**1,758**	**1**	**-**	**(80)**	**-**	**(1)**	**1,678**
Net income from associates	330	(3)	15	2	-	-	344
Total profit from operations and associates	**2,088**	**(2)**	**15**	**(78)**	**-**	**(1)**	**2,022**
Non-operating exceptional items	1,005	(48)	-	-	-	30	987
Net finance costs	(161)	-	3	(41)	21	(3)	(181)
Profit before tax	**2,932**	**(50)**	**18**	**(119)**	**21**	**26**	**2,828**
Income tax expense	(516)	7	-	39	4	5	(461)
Profit for the financial period	**2,416**	**(43)**	**18**	**(80)**	**25**	**31**	**2,367**
Attributable to							
Minority interests	190	-	-	(33)	17	3	177
Equity shareholders of the Company	**2,226**	**(43)**	**18**	**(47)**	**8**	**28**	**2,190**
Total dividends paid and proposed	(554)	-	-	-	-	-	(554)
Retained profit	**1,672**	**(43)**	**18**	**(47)**	**8**	**28**	**1,636**

(1) Excludes the impact of IAS 32 and IAS 39.
(2) Includes any resulting write down to asset carrying values following the recognition of embedded derivatives.
(3) Primarily comprises $30 million exceptional gain arising on deemed disposal of AngloGold.

Pro forma IAS 32 and IAS 39 reconciliation with detailed adjustments – consolidated net assets as at 30 June 2004

US$ million	IFRS[1]	Financial asset *fair value*	Cash flow hedge	Fair value hedge	Embedded derivatives[2]	Convertible debt	Other adjustments	IFRS pro forma
Intangible fixed assets	2,501	-	-	-	-	-	-	2,501
Tangible fixed assets	30,227	-	-	-	(89)	-	-	30,138
Biological assets	374	-	-	-	-	-	-	374
Environmental rehabilitation trust	182	-	-	-	-	-	-	182
Investments in associates	3,386	3	-	-	18	-	1	3,408
Financial asset investments	1,197	54	-	-	-	-	(1)	1,250
Deferred tax assets	97	-	4	-	1	-	-	102
Other financial assets (derivatives)	-	-	142	9	203	-	-	354
Total non current assets	**37,964**	**57**	**146**	**9**	**133**	**-**	**-**	**38,309**
Stocks	3,148	-	-	-	-	-	-	3,148
Trade and other receivables	5,041	-	(8)	5	(8)	-	(1)	5,029
Current tax assets	192	-	-	-	-	-	-	192
Other financial assets (derivatives)	-	1	50	13	315	-	-	379
Current asset investments	75	-	-	-	-	-	-	75
Cash and cash equivalents	2,495	-	-	-	-	-	-	2,495
Total current assets	**10,951**	**1**	**42**	**18**	**307**	**-**	**(1)**	**11,318**
Total assets	**48,915**	**58**	**188**	**27**	**440**	**-**	**(1)**	**49,627**
Short term borrowings	3,266	-	-	-	(1)	-	-	3,265
Trade and other payables	4,732	-	(2)	7	1	-	-	4,738
Current tax liabilities	679	-	-	-	-	-	-	679
Other financial liabilities (derivatives)	-	-	125	13	344	-	-	482
Total creditors due within one year	**8,677**	**-**	**123**	**20**	**344**	**-**	**-**	**9,164**
Medium and long term borrowings	8,258	-	(14)	(44)	99	(156)	-	8,143
Retirement benefit obligations	1,081	-	-	-	-	-	-	1,081
Other financial liabilities (derivatives)	-	-	300	49	74	42	-	465
Deferred tax liabilities	5,049	6	19	2	(74)	24	-	5,026
Provisions for liabilities and charges	1,155	-	(72)	-	(15)	-	-	1,068
Total long term liabilities	**15,543**	**6**	**233**	**7**	**84**	**(90)**	**-**	**15,783**
Total liabilities	**24,220**	**6**	**356**	**27**	**428**	**(90)**	**-**	**24,947**
Net assets	**24,695**	**52**	**(168)**	**-**	**12**	**90**	**(1)**	**24,680**

(1) Excludes the impact of IAS 32 and IAS 39.
(2) Includes any resulting write down to asset carrying values following the *recognition of embedded derivatives.*

Appendix II Reconciliation from UK GAAP to IFRS with detailed adjustments – *consolidated income statement for the year ended 31 December 2004*

US$ million	As previously reported under UK GAAP	IAS 31	UK GAAP revised	IAS 10	IAS 12	IAS 19	IAS 21[1]	IAS 36[2]	IAS 41	IFRS 2	De Beers[3]	Other reclassification[4]	Other adjustments[5]	IFRS[6]
Group turnover	**24,930**	**1,195**	**26,125**	-	-	-	-	-	-	-	-	-	**143**	**26,268**
Total operating costs	**(21,869)**	**(749)**	**(22,618)**	-	**(30)**	**(1)**	-	**179**	**(20)**	**(24)**	-	**33**	**(146)**	**(22,627)**
Operating exceptional items	25	-	25	-	-	-	-	-	-	-	-	-	-	25
Group operating profit	**3,086**	**446**	**3,532**	-	**(30)**	**(1)**	-	**179**	**(20)**	**(24)**	-	**33**	**(3)**	**3,666**
Share of joint ventures' operating profit	446	(446)	-	-	-	-	-	-	-	-	-	-	-	-
Share of associates' operating profit	948	-	948	-	-	-	-	-	-	-	(586)	(362)	-	-
Net income from associates	-	-	-	-	1	(3)	-	42	-	-	288	229	(7)	550
Total profit from operations and associates	**4,480**	-	**4,480**	-	**(29)**	**(4)**	-	**221**	**(20)**	**(24)**	**(298)**	**(100)**	**(10)**	**4,216**
Non-operating exceptional items	520	-	520	-	-	-	30	-	(1)	-	33	427	6	1,015
Net finance costs	(359)	-	(359)	-	-	5	-	-	-		(26)	9	4	(367)
Profit before tax	**4,641**	-	**4,641**	-	**(29)**	**1**	**30**	**221**	**(21)**	**(24)**	**(291)**	**336**	-	**4,864**
Income tax expense	(1,279)	-	(1,279)	-	69	(1)	-	-	6	(1)	209	82	(8)	(923)
Profit for the financial year	**3,362**	-	**3,362**	-	**40**	-	**30**	**221**	**(15)**	**(25)**	**(82)**	**418**	**(8)**	**3,941**
Attributable to														
Minority interests	449	-	449	-	(1)	-	-	16	6	(4)	(13)	(5)	(8)	440
Equity shareholders of the Company	**2,913**	-	**2,913**	-	**41**	-	**30**	**205**	**(21)**	**(21)**	**(69)**	**423**	-	**3,501**
Total dividends paid and proposed	(1,007)	-	(1,007)	180	-	-	-	-	-	-	-	-	-	(827)
Retained profit	**1,906**	-	**1,906**	**180**	**41**	-	**30**	**205**	**(21)**	**(21)**	**(69)**	**423**	-	**2,674**

(1) Recycling of CTA on disposal of non USD operations.
(2) Reversal of goodwill amortisation.
(3) Comprises the translation of US dollar De Beers' preference shares and the reclassification of profit, interest, tax and underlying minority interest on to the one line in accordance with IAS 28.
(4) Largely comprises the *reclassification of $427 million of unrealised* gains through the income statement and change in presentation of associates.
(5) Other adjustments include the first time consolidation of a partnership that was previously proportionally consolidated.
(6) IFRS restated information excludes the impact of IAS 32 and IAS 39.

Reconciliation of UK GAAP to IFRS with detailed adjustments – consolidated net assets as at 31 December 2004

US$ million	As previously reported under UK GAAP	IAS 31	UK GAAP revised	IAS 10	IAS 12	IAS 19	IAS 21[1]	IAS 36[2]	IAS 36[3]	IAS 41	IFRS 2	De Beers[4]	Other adjustments[5]	IFRS[6]
Intangible fixed assets	2,590	17	2,607	-	47	-	21	(239)	179	-	-	-	29	2,644
Tangible fixed assets	31,155	1,534	32,689	-	819	-	-	-	-	(332)	-	-	(4)	33,172
Biological assets	-	-	-	-	-	-	-	-	-	374	-	-	-	374
Environmental rehabilitation trust	-	-	-	-	-	-	-	-	-	-	-	-	237	237
Investments in associates	4,346	1	4,347	-	(20)	(128)	-	25	42	-	-	(770)	(10)	3,486
Fixed asset investments	889	(21)	868	-	(4)	-	-	-	-	-	-	526	(306)	1,084
Deferred tax assets	-	-	-	-	(5)	32	-	-	-	-	5	-	96	128
Other non current assets	-	-	-	-	-	2	-	-	-	-	-	-	64	66
Share of joint ventures	1,496	(1,496)	-	-	-	-	-	-	-	-	-	-	-	-
Total non current assets	**40,476**	**35**	**40,511**	**-**	**837**	**(94)**	**21**	**(214)**	**221**	**42**	**5**	**(244)**	**106**	**41,191**
Stocks	3,401	137	3,538	-	-	-	-	-	-	(23)	-	-	34	3,549
Trade and other receivables	5,449	219	5,668	-	-	(176)	-	-	-	-	2	26	14	5,534
Current tax assets	219	1	220	-	-	-	-	-	-	-	-	-	-	220
Current asset investments	575	-	575	-	-	-	-	-	-	-	-	-	(573)	2
Cash and cash equivalents	2,086	296	2,382	-	-	-	-	-	-	-	-	-	573	2,955
Total current assets	**11,730**	**653**	**12,383**	**-**		**(176)**	**-**	**-**	**-**	**(23)**	**2**	**26**	**48**	**12,260**
Total assets	**52,206**	**688**	**52,894**	**-**	**837**	**(270)**	**21**	**(214)**	**221**	**19**	**7**	**(218)**	**154**	**53,451**
Short term borrowings	3,333	50	3,383	-	-	-	-	-	-	-	-	-	-	3,383
Trade and other payables	5,984	129	6,113	(815)	-	-	-	-	-	-	(2)	-	72	5,368
Current tax liabilities	836	15	851		-	-	-	-	-	-	-	-	(20)	831
Total creditors due within one year	**10,153**	**194**	**10,347**	**(815)**	**-**	**-**	**-**	**-**	**-**	**-**	**(2)**	**-**	**52**	**9,582**
Medium and long term borrowings	7,449	368	7,817	-	-	-	-	-	-	-	-	-	-	7,817
Retirement benefit obligations	753	5	758	-	-	448	-	-	-	-	-	-	(5)	1,201
Deferred tax liabilities	2,908	130	3,038	-	2,492	(86)	-	-	-	5	(3)	-	120	5,566
Provisions for liabilities and charges	1,325	(9)	1,316	-	-	(4)	-	-	-	-	11	-	5	1,328
Total long term liabilities	**12,435**	**494**	**12,929**	**-**	**2,492**	**358**	**-**	**-**	**-**	**5**	**8**	**-**	**120**	**15,912**
Total liabilities	**22,588**	**688**	**23,276**	**(815)**	**2,492**	**358**	**-**	**-**	**-**	**5**	**6**	**-**	**172**	**25,494**
Net assets[7]	**29,618**	**-**	**29,618**	**815**	**(1,655)**	**(628)**	**21**	**(214)**	**221**	**14**	**1**	**(218)**	**(18)**	**27,957**

[1] Retranslation of non USD goodwill acquired post 1 January 2004.
[2] Net adjustment of goodwill impairment and write back of negative goodwill on transition.
[3] Reversal of goodwill amortisation.
[4] Comprises the reclassification of the US dollar De Beers' preference shares as a fixed asset investment and the currency loss recognised on their translation.
[5] Other adjustments include the first time consolidation of a partnership that was previously proportionally consolidated, the reclassification of certain current asset investments as cash equivalents and the reclassification of funds *held to cover environmental rehabilitation costs from fixed asset investments.*
[6] IFRS restated information excludes the impact of IAS 32 and IAS 39.
[7] Excludes minority interests previously reported under UK GAAP as under IFRS these are presented within equity.

Reconciliation from UK GAAP to IFRS with detailed adjustments – *consolidated income* statement for the six months ended 30 June 2004

US$ million	As previously reported under UK GAAP	IAS 31	UK GAAP revised	IAS 10	IAS 12	IAS 19	IAS 36[1]	IAS 41	IFRS 2	De Beers	Other reclassification[2]	Other adjustments[3]	IFRS restated[4]
Group turnover	**11,786**	**496**	**12,282**	-	-	-	-	-	-	-	-	**64**	**12,346**
Total operating costs	**(10,279)**	**(329)**	**(10,608)**	-	**(1)**	**9**	**92**	**(5)**	**(20)**	-	**11**	**(66)**	**(10,588)**
Operating exceptional items	-	-	-	-	-	-	-	-	-	-	-	-	-
Group operating profit	**1,507**	**167**	**1,674**	-	**(1)**	**9**	**92**	**(5)**	**(20)**	-	**11**	**(2)**	**1,758**
Share of joint ventures' operating profit	167	(167)	-	-	-	-	-	-	-	-	-	-	-
Share of associates' operating profit	574	-	574	-	-	-	-	-	-	(350)	(224)	-	-
Net income from associates	-	-	-	-	-	2	20	-	-	165	143	-	330
Total profit from operations and associates	**2,248**	-	**2,248**	-	**(1)**	**11**	**112**	**(5)**	**(20)**	**(185)**	**(70)**	**(2)**	**2,088**
Non-operating exceptional items	535	-	535	-	-	-	-	(1)	-	42	424	5	1,005
Net finance costs	(191)	-	(191)	-	-	-	-	-		11	18	1	(161)
Profit before tax	**2,592**	-	**2,592**	-	**(1)**	**11**	**112**	**(6)**	**(20)**	**(132)**	**372**	**4**	**2,932**
Income tax expense	(686)	-	(686)	-	5	(3)	-	1	2	122	43	-	(516)
Profit for the financial period	**1,906**	-	**1,906**	-	**4**	**8**	**112**	**(5)**	**(18)**	**(10)**	**415**	**4**	**2,416**
Attributable to													
Minority interests	197	-	197	-	2	-	8	(1)	(4)	(5)	(6)	(1)	190
Equity shareholders of the Company	**1,709**	-	**1,709**	-	**2**	**8**	**104**	**(4)**	**(14)**	**(5)**	**421**	**5**	**2,226**
Total dividends paid and proposed	(273)	-	(273)	(281)	-	-	-	-	-	-	-	-	(554)
Retained profit	**1,436**	-	**1,436**	**(281)**	**2**	**8**	**104**	**(4)**	**(14)**	**(5)**	**421**	**5**	**1,672**

(1) Reversal of goodwill amortisation.
(2) Largely comprises the reclassification of $424 million of unrealised gains through the income statement and the change in presentation of associates.
(3) Other adjustments include the first time consolidation of a partnership *that was previously proportionally* consolidated.
(4) IFRS restated information excludes the impact of IAS 32 and IAS 39.

Reconciliation of UK GAAP to IFRS with detailed adjustments – consolidated net assets as at 30 June 2004

US$ million	As previously reported under UK GAAP	IAS 31	UK GAAP revised	IAS 10	IAS 12	IAS 19	IAS 36[1]	IAS 36[2]	IAS 41	IFRS 2	De Beers[3]	Other adjustments[4]	IFRS[5]
Intangible fixed assets	2,600	14	2,614	-	24	-	(239)	92	-	-	-	10	2,501
Tangible fixed assets	28,227	1,544	29,771	-	793	-	-	-	(343)	-	-	6	30,227
Biological assets	-	-	-	-	-	-	-	-	374	-	-	-	374
Environmental rehabilitation trust	-	-	-	-	-	-	-	-	-	-	-	182	182
Investments in associates	4,217	(9)	4,208	-	(19)	(156)	25	20	-	-	(697)	5	3,386
Fixed asset investments	844	17	861	-	-	-	-	-	-	-	525	(189)	1,197
Deferred tax assets	-	-	-	-	14	30	-	-	-	6	-	47	97
Share of joint ventures	1,371	(1,371)	-	-	-	-	-	-	-	-	-	-	-
Total non current assets	**37,259**	**195**	**37,454**	**-**	**812**	**(126)**	**(214)**	**112**	**31**	**6**	**(172)**	**61**	**37,964**
Stocks	2,986	131	3,117	-	-	-	-	-	3	-	-	28	3,148
Trade and other receivables	5,034	122	5,156	-	-	(165)	-	-	-	6	29	15	5,041
Current tax assets	191	1	192	-	-	-	-	-	-	-	-	-	192
Current asset investments	1,393	4	1,397	-	-	-	-	-	-	-	-	(1,322)	75
Cash and cash equivalents	1,039	134	1,173	-	-	-	-	-	-	-	-	1,322	2,495
Total current assets	**10,643**	**392**	**11,035**	**-**	**-**	**(165)**	**-**	**-**	**3**	**6**	**29**	**43**	**10,951**
Total assets	**47,902**	**587**	**48,489**	**-**	**812**	**(291)**	**(214)**	**112**	**34**	**12**	**(143)**	**104**	**48,915**
Short term borrowings	3,196	70	3,266	-	-	-	-	-	-	-	-	-	3,266
Trade and other payables	4,908	107	5,015	(349)	-	1	-	-	-	5	-	60	4,732
Current tax liabilities	677	6	683		-	3	-	-	-	-	-	(7)	679
Total creditors due within one year	**8,781**	**183**	**8,964**	**(349)**	**-**	**4**	**-**	**-**	**-**	**5**	**-**	**53**	**8,677**
Medium and long term borrowings	7,966	290	8,256	-	-	-	-	-	-	-	-	2	8,258
Retirement benefit obligations	703	6	709	-	-	371	-	-	-	-	-	1	1,081
Deferred tax liabilities	2,606	99	2,705	-	2,364	(77)	-	-	10	(2)	-	49	5,049
Provisions for liabilities and charges	1,155	9	1,164	-	-	(4)	-	-	-	(5)	-	-	1,155
Total long term liabilities	**12,430**	**404**	**12,834**	**-**	**2,364**	**290**	**-**	**-**	**10**	**(7)**	**-**	**52**	**15,543**
Total liabilities	**21,211**	**587**	**21,798**	**(349)**	**2,364**	**294**	**-**	**-**	**10**	**(2)**	**-**	**105**	**24,220**
Net assets[6]	**26,691**	**-**	**26,691**	**349**	**(1,552)**	**(585)**	**(214)**	**112**	**24**	**14**	**(143)**	**(1)**	**24,695**

[1] Net adjustment of goodwill impairment and write back of negative goodwill on transition.
[2] Reversal of goodwill amortisation.
[3] Comprises the reclassification of the US dollar De Beers' preference shares as a fixed asset investment and the currency loss recognised on their translation.
[4] Other adjustments include the first time consolidation of a partnership that was previously proportionally consolidated, the reclassification of certain current asset investments as cash equivalents and the reclassification of funds held to cover environmental rehabilitation costs from fixed asset investments.
[5] IFRS restated information excludes the impact of IAS 32 and IAS 39.
[6] Excludes minority interests previously reported under UK GAAP as under IFRS these are presented within equity.

Reconciliation of UK GAAP to IFRS with detailed adjustments – consolidated net assets as at 1 January 2004

US$ million	As previously reported under UK GAAP	IAS 31	UK GAAP revised	IAS 10	IAS 12	IAS 19	IAS 36[1]	IAS 41	IFRS 2	De Beers	Other adjustments[2]	IFRS[3]
Intangible fixed assets	2,267	127	2,394	-	-	-	(239)	-	-	-	15	2,170
Tangible fixed assets	24,379	1,700	26,079	-	-	-	-	(286)	-	-	3	25,796
Biological assets	-	-	-	-	-	-	-	346	-	-	-	346
Environmental rehabilitation trust	-	-	-	-	-	-	-	-	-	-	190	190
Investments in associates	4,804	44	4,848	-	(20)	(158)	25	-	-	(866)	9	3,838
Fixed asset investments	772	9	781	-	-	-	-	-	-	701	(200)	1,282
Deferred tax assets	-	-	-	-	14	29	-	-	8	-	49	100
Share of joint ventures	1,630	(1,630)	-	-	-	-	-	-	-	-	-	-
Total non current assets	**33,852**	**250**	**34,102**	**-**	**(6)**	**(129)**	**(214)**	**60**	**8**	**(165)**	**66**	**33,722**
Stocks	2,744	125	2,869	-	-	-	-	(23)	-	-	22	2,868
Trade and other receivables	4,334	146	4,480	-	-	(166)	-	-	-	35	12	4,361
Current tax assets	49	-	49	-	-	-	-	-	-	-	-	49
Current asset investments	1,032	-	1,032	-	-	-	-	-	-	-	(1,007)	25
Cash and cash equivalents	1,094	116	1,210	-	-	-	-	-	-	-	1,007	2,217
Total current assets	**9,253**	**387**	**9,640**	**-**	**-**	**(166)**	**-**	**(23)**	**-**	**35**	**34**	**9,520**
Total assets	**43,105**	**637**	**43,742**	**-**	**(6)**	**(295)**	**(214)**	**37**	**8**	**(130)**	**100**	**43,242**
Short term borrowings	4,094	80	4,174	-	-	-	-	-	-	-	-	4,174
Trade and other payables	4,777	123	4,900	(622)	-	-	-	-	-	-	52	4,330
Current tax liabilities	447	5	452	-	-	-	-	-	-	-	(8)	444
Total creditors due within one year	**9,318**	**208**	**9,526**	**(622)**	**-**	**-**	**-**	**-**	**-**	**-**	**44**	**8,948**
Medium and long term borrowings	6,665	330	6,995	-	-	-	-	-	-	-	2	6,997
Retirement benefit obligations	681	6	687	-	-	358	-	-	-	-	1	1,046
Deferred tax liabilities	2,330	80	2,410	-	1,479	(73)	-	11	(1)	-	48	3,874
Provisions for liabilities and charges	943	13	956	-	-	(4)	-	-	3	-	(1)	954
Total long term liabilities	**10,619**	**429**	**11,048**	**-**	**1,479**	**281**	**-**	**11**	**2**	**-**	**50**	**12,871**
Total liabilities	**19,937**	**637**	**20,574**	**(622)**	**1,479**	**281**	**-**	**11**	**2**	**-**	**94**	**21,819**
Net assets[4]	**23,168**	**-**	**23,168**	**622**	**(1,485)**	**(576)**	**(214)**	**26**	**6**	**(130)**	**6**	**21,423**

[1] Net adjustment of goodwill impairment and write back of negative goodwill on transition.

[2] Other adjustments include the first time consolidation of a partnership that was previously proportionally consolidated, the reclassification of certain current asset investments as cash equivalents and the reclassification of funds held to cover environmental rehabilitation costs from fixed asset investments.

[3] IFRS restated information excludes the impact of IAS 32 and IAS 39.

[4] Excludes minority interests previously reported under UK GAAP as under IFRS these are presented within equity.

Reconciliation from UK GAAP to IFRS with detailed adjustments - operating profit for the year ended 31 December 2004

US$ million	As previously reported under UK GAAP	IAS 31	UK GAAP revised	IAS 12	IAS 19	IAS 36[1]	IAS 41	IFRS 2	De Beers	Other adjustments[2]	IFRS[3]
Platinum	529	-	529	(3)	-	17	-	(14)	-	(2)	527
Gold	203	59	262	(27)	-	43	-	-	-	17	295
Coal	315	-	315	-		5	-	(2)	-	3	321
Base Metals	812	347	1,159	-	(1)	2	-	(1)	-	1	1,160
Industrial Minerals	314	18	332	-	16	60	-	(1)	-	-	407
Ferrous Metals and Industries	745	8	753	-	(15)	5	4	(2)	-	1	746
Paper and Packaging	551	14	565	-	-	27	(24)	(1)	-	8	575
Exploration	(120)	-	(120)	-	-	-	-	-	-	-	(120)
Corporate Activities	(263)	-	(263)	-	(1)	20	-	(3)	-	2	(245)
Operating profit – subsidiaries and joint ventures	**3,086**	**446**	**3,532**	**(30)**	**(1)**	**179**	**(20)**	**(24)**	**-**	**30**	**3,666**
Platinum	8	-	8	-	-	-	-	-	-	1	9
Gold	-	-	-	-	-	-	-	-	-	-	-
Diamonds	586	-	586	-	2	35	-	-	(50)	-	573
Coal	172	-	172	-	-	3	-	-	-	1	176
Base Metals	(121)	-	(121)	-	-	-	-	-	-	-	(121)
Industrial Minerals	5	-	5	-	-	-	-	-	-	-	5
Ferrous Metals and Industries	297	-	297	1	(5)	4	-	-	-	(1)	296
Paper and Packaging	(6)	-	(6)	-	-	-	-	-	-	-	(6)
Corporate Activities	7	-	7	-	-	-	-	-	-	-	7
Operating profit – associates	**948**	**-**	**948**	**1**	**(3)**	**42**	**-**	**-**	**(50)**	**1**	**939**
Total operating profit[4]	**4,034**	**446**	**4,480**	**(29)**	**(4)**	**221**	**(20)**	**(24)**	**(50)**	**31**	**4,605**

[1] Reversal of goodwill amortisation.
[2] Other adjustments include the reclassification of certain operating costs to interest.
[3] IFRS restated information excludes the impact of IAS 32 and IAS 39.
[4] Total operating profit is stated after exceptional items (see 4.1.7 note 3).

Reconciliation from UK GAAP to IFRS with detailed adjustments - operating profit for the six months ended 30 June 2004

US$ million	As previously reported under UK GAAP		UK GAAP revised	IAS 12	IAS 19	IAS 36[1]	IAS 41	IFRS 2	De Beers	Other adjusments[2]	IFRS[3]
Platinum	314	-	314	-	-	8	-	(14)	-	-	308
Gold	107	26	133	(1)	-	21	-	-	-	3	156
Coal	112	-	112	-	-	3	-	(1)	-	1	115
Base Metals	446	127	573	-	2	1	-	(1)	-	1	576
Industrial Minerals	136	7	143	-	7	30	-	(1)	-	-	179
Ferrous Metals and Industries	258	2	260	-	1	4	-	(1)	-	2	266
Paper and Packaging	309	5	314	-	(1)	15	(5)	(1)	-	-	322
Exploration	(56)	-	(56)	-	-	-	-	-	-	-	(56)
Corporate Activities	(119)	-	(119)	-	-	10	-	(1)	-	2	(108)
Operating profit - subsidiaries and joint ventures	**1,507**	**167**	**1,674**	**(1)**	**9**	**92**	**(5)**	**(20)**	**-**	**9**	**1,758**
Platinum	6	-	6	-	-	-	-	-	-	-	6
Gold	-	-	-	-	-	-	-	-	-	-	-
Diamonds	350	-	350	-	2	17	-	-	(29)	-	340
Coal	84	-	84	-	-	1	-	-	-	1	86
Base Metals	(8)	-	(8)	-	-	-	-	-	-	-	(8)
Industrial Minerals	2	-	2	-	-	-	-	-	-	-	2
Ferrous Metals and Industries	127	-	127	-	-	2	-	-	-	(1)	128
Paper and Packaging	6	-	6	-	-	-	-	-	-	-	6
Corporate Activities	7	-	7	-	-	-	-	-	-	-	7
Operating profit – associates	**574**	**-**	**574**	**-**	**2**	**20**	**-**	**-**	**(29)**	**-**	**567**
Total operating profit[4]	**2,081**	**167**	**2,248**	**(1)**	**11**	**112**	**(5)**	**(20)**	**(29)**	**9**	**2,325**

[1] *Reversal of goodwill amortisation.*
[2] Other adjustments include the reclassification of certain operating costs to interest.
[3] IFRS restated information excludes the impact of IAS 32 and IAS 39.
[4] Operating profit is stated after exceptional items (see 4.2.7 note 3).

Reconciliation from UK GAAP to IFRS with detailed adjustments – EBITDA for the year ended 31 December 2004

US$ million	As previously reported under UK GAAP	IAS 19	IAS 41	IFRS 2	Other adjustments[1]	IFRS[2]
Platinum	867	-	-	(14)	-	853
Gold	701	-	-	-	(7)	694
Diamonds	688	2	-	-	(35)	655
Coal	686	-	-	(2)	3	687
Base Metals	1,626	(1)	-	(1)	1	1,625
Industrial Minerals	624	16	-	(1)	(1)	638
Ferrous Metals and Industries	1,249	(20)	4	(2)	-	1,231
Paper and Packaging	996	-	(24)	(1)	7	978
Exploration	(120)	-	-		-	(120)
Corporate Activities	(207)	(1)	-	(3)	1	(210)
Total EBITDA[3]	**7,110**	**(4)**	**(20)**	**(24)**	**(31)**	**7,031**

[1] Other adjustments include the change in treatment of De Beers' US dollar preference shares. The shares no longer qualify as quasi-equity and the return on these shares is now reflected as interest.
[2] IFRS restated information excludes the impact of IAS 32 and IAS 39.
[3] EBITDA is defined as operating profit before exceptional items plus depreciation and amortisation of subsidiaries and joint ventures and share of EBITDA of associates.

Reconciliation from UK GAAP to IFRS with detailed adjustments - EBITDA for the six months ended 30 June 2004

US$ million	As previously reported under UK GAAP	IAS 19	IAS 41	IFRS 2	Other adjustments[1]	IFRS[2]
Platinum	479	-	-	(14)	-	465
Gold	317	-	-	-	2	319
Diamonds	395	3	-	-	(23)	375
Coal	286	-	-	(1)	1	286
Base Metals	718	2	-	(1)	1	720
Industrial Minerals	281	7	-	(1)	-	287
Ferrous Metals and Industries	562	1	-	(1)	2	564
Paper and Packaging	532	(1)	(5)	(1)	(2)	523
Exploration	(56)	-	-	-	-	(56)
Corporate Activities	(81)	(1)	-	(1)	-	(83)
Total EBITDA[3]	**3,433**	**11**	**(5)**	**(20)**	**(19)**	**3,400**

[1] Other adjustments include the change in treatment of De Beers' US dollar preference shares. The shares no longer qualify as quasi-equity and the return on these shares is now reflected as interest.
[2] IFRS restated information excludes the impact of IAS 32 and IAS 39.
[3] EBITDA is defined as operating profit before exceptional items plus depreciation and amortisation of subsidiaries and joint ventures and share of EBITDA of associates.

Reconciliation from UK GAAP to IFRS with detailed adjustments - headline earnings for the year ended 31 December 2004

US$ million	As previously reported under UK GAAP	IAS 12	IAS 19	IAS 41	IFRS 2	De Beers	Other adjustments[1]	IFRS[2]
Platinum	239	17	-	-	(9)	-	(7)	240
Gold	158	(1)	-	-	-	-	(18)	139
Diamonds	381	-	2	-	-	(112)	(3)	268
Coal	351	6	-	-	(1)	-	1	357
Base Metals	1,042	(4)	(1)	-	(1)	-	-	1,036
Industrial Minerals	267	7	14	-	(1)	-	1	288
Ferrous Metals and Industries	480	6	(14)	3	(2)	-	3	476
Paper and Packaging	381	10	-	(23)	(1)	-	-	367
Exploration	(91)	-	-	-	-	-	-	(91)
Corporate Activities	(519)	-	(1)	-	(6)	-	18	(508)
Total headline earnings	**2,689**	**41**	**-**	**(20)**	**(21)**	**(112)**	**(5)**	**2,572**

Reconciliation of profit attributable to equity shareholders to headline earnings

US$ million	As previously reported under UK GAAP	IFRS adjustments	IFRS[2]
Profit attributable to equity shareholders	2,913	588	3,501
Operating exceptionals[3]	92	-	92
Non-operating exceptionals[3]	(520)	(505)	(1,025)
Tax on exceptionals	(1)	3	2
Minority interest on exceptionals	-	2	2
Amortisation of goodwill	221	(221)	-
Minority interest on goodwill amortisation	(16)	16	-
Total headline earnings	**2,689**	**(117)**	**2,572**

[1] Other adjustments include the remeasurement of some provisions and the recognition of a deferred tax asset in respect of dividend tax credits available in Corporate South Africa.
[2] IFRS restated information excludes the impact of IAS 32 and IAS 39.
[3] See section 4.1.7 note 3 for analysis.

Reconciliation from UK GAAP to IFRS with detailed adjustments - headline earnings for the six months ended 30 June 2004

US$ million	As previously reported under UK GAAP	IAS 12	IAS 19	IAS 41	IFRS 2	De Beers	Other adjustments[1]	IFRS[2]
Platinum	139	9	-	-	(9)	-	(2)	137
Gold	66	1	-	-	-	-	-	67
Diamonds	217	-	2	-	-	(49)	(1)	169
Coal	147	2	-	-	(1)	-	-	148
Base Metals	455	(20)	-	-	(1)	-	-	434
Industrial Minerals	114	3	7	-	(1)	-	(3)	120
Ferrous Metals and Industries	207	4	1	-	(1)	-	(3)	208
Paper and Packaging	226	3	(1)	(3)	(1)	-	(1)	223
Exploration	(42)	-	-	-	-	-	-	(42)
Corporate Activities	(225)	-	(1)	-	-	-	10	(216)
Total headline earnings	**1,304**	**2**	**8**	**(3)**	**(14)**	**(49)**	**-**	**1,248**

Reconciliation of profit attributable to equity shareholders to headline earnings

US$ million	As previously reported under UK GAAP	IFRS adjustments	IFRS[1]
Profit attributable to equity shareholders	1,709	517	2,226
Operating exceptionals[3]	-	-	-
Non-operating exceptionals[3]	(535)	(472)	(1,007)
Tax on exceptionals	30	2	32
Minority interest on exceptionals	(4)	1	(3)
Amortisation of goodwill	112	(112)	-
Minority interest on goodwill amortisation	(8)	8	-
Total headline earnings	**1,304**	**(56)**	**1,248**

[1] Other adjustments include the remeasurement of some provisions and the recognition of a deferred tax in respect of dividend tax credits available in Corporate South Africa.
[2] IFRS restated information excludes the impact of IAS 32 and IAS 39.
[3] See section 4.2.7 note 3 for analysis.